FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 15, 2019

Commission File Number: 001-34718

NatWest Markets Plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Markets Plc
2018 Annual Results

Financial Review

Chief Executive's Statement
2018 was an important year for NatWest Markets as we became NatWest Markets Plc, a UK non ring-fenced bank. It was also a challenging year for us and for our clients. We continued to work closely with them to help navigate volatile market conditions, political uncertainty and regulatory changes. We supported our clients through our transition to NatWest Markets Plc to comply with the UK's ring-fencing rules and, at the same time, maintained strong capital, funding and liquidity positions. We were assigned an investment grade senior unsecured debt rating by Fitch, Moody's and Standard & Poor's.

Relationships built on colour, content and ideas
We are very proud of the strong partnerships we have with our clients around the world. Our ability to anticipate the broad range of risk management and financing challenges they face means we are able to tailor solutions to help them address those challenges. Our teams in Europe, the US, and Asia have had real success building client trust by consistently and proactively providing them with relevant market colour, content and ideas, backed up by seamless trade execution and delivery of innovative solutions. We are supporting our clients through the uncertainties of Brexit. When the UK leaves the European Union (EU), our plan is to continue to work with our European Economic Area (EEA) clients from our bank in the Netherlands, NatWest Markets N.V..

Our people
We have demonstrated our ability to attract talented, diverse, driven people and we are committed to helping them reach their potential. The results from our 2018 employee survey were the best we have ever reported. All key measures have improved and the majority of our scores are now above the global financial benchmark. Our strong results were also echoed in this year's Banking Standards Board assessment which showed that, across a range of measures, we have made more progress than our peers.

A simpler business
As the world around us changes, we are changing with it. We are embracing the power of new technology so we are better able to provide clients with insights and solutions, drive cost efficiencies and increase profitability. By continuing to automate and simplify our business and its processes we have radically improved our operating model. We have taken out many manual processes and improved control and efficiency resulting in a much improved customer experience.

Looking forward
Staying close to our clients is really important to us - helping them to navigate the challenging times ahead and achieve their short and long-term goals. We will keep adapting and evolving our business to make it simpler and more efficient, while supporting the RBS Group to deliver its 2020 strategic goals. Our investment in new technology will continue. We look forward to working in new and different ways, creating an environment where our people can thrive and where talent and diversity of thought are paramount.

Chris Marks
CEO, NatWest Markets

Business Overview
NatWest Markets helps global financial institutions and corporates manage their financial risks and achieve their short and long-term financial goals while navigating changing markets and regulation. We do this by providing global market access, financing, risk management and trading solutions. We continue to put customers at the centre of the way we do business. We have focused on the core products and markets where we have a strong track record, longstanding relationships and market leading positions. We have been evolving the way we operate and we are investing in new technology to enhance the way we provide financial solutions to our customers.

Our operation
We operate from trading hubs in London, Singapore and Stamford with sales offices across key locations in the UK, EU, US and Asia.

Trading & Flow Sales team - provide liquidity and risk management in rates, currencies, credit and securitised products through a combination of voice and electronic delivery. It is focused on providing best in class colour, content and ideas to customers and leveraging technology and automation across flow products.

Financing & Risk Solutions team - built around integrated financing, debt capital markets and risk management solutions, on a foundation of insightful content and structuring. It is focused on sourcing appropriate capital and funding for customers and providing innovative solutions to help manage their risks and optimise their balance sheets.

Financial Review

Business overview continued
Our Products
Rates
We are a leading sales and trading house across cash bonds, repo, swaps, options and inflation. We offer primary dealer services to thirteen national debt management offices and are a market maker in sterling, euro and dollar debt as well as being a leading interest rate derivatives house.

Currencies
We provide FX services to global financial institutions and corporates offering high value content, bespoke risk management solutions and strong digital delivery through electronic platforms and venues. We are highly rated by corporates and this is reflected in our awards and rankings for this customer group. Our products include: spot FX, FX forwards, FX swaps and FX options across G10 and emerging markets currencies. AgileMarkets™ is our single dealer platform, providing FX trading, analysis, desk strategy, sales commentary and post trade commentary to customers.

Financing
We bring together our primary market, bi-lateral financing and secondary market distribution to connect issuers with investors. We offer all mainstream bond financing activities (including investment grade, private placements, medium-term notes MTNs, hybrids and liability management), asset backed financing and primary lending products. This platform is supported by sales and trading across securitised products, cash bonds, investment grade and high yield loans.

Awards and rankings
●  Sterling Bond House of the Year 2018 (Source: International Financing Review (IFR))
●  #1 for Overall Service Quality for UK Corporates (Source: 2017 Greenwich Associates FX Survey)
●  #1 for GBP-denominated DCM by volume in 2018 (Source: Dealogic)
●  Tied #1 for Rates* Service Quality - UK FIs (*Government Bonds and Interest Rate Derivative Investors) (Source: Greenwich Associates, European Fixed Income 2018 - Rates)
●  Best GBP Bond Dealer of the Year and Best Sterling CP Dealer 2019 (Source: Capital Markets Data)
●  Best Order Management (Source: Profit & Loss 2018 Digital FX Awards 2018)
●  Best in Service Globally among Corporates for Algorithmic trading (Source: 2018 Euromoney FX Survey)
●  Most Innovative Team of the Year (Source: The Banker's Investment Banking Awards 2018)

UK ring-fencing
The UK ring-fencing legislation requires the separation of essential banking services from investment banking services from 1 January 2019.

During 2018 the RBS Group reorganised its group legal entity structure and business model to meet the legislation. RBS Group now operates with a ring-fenced bank sub-group structure and multiple entities outside the ring-fence. NatWest Markets Plc is a non ring-fenced bank of the RBS Group and provides investment banking services to global financial institutions and the RBS Group's business, commercial and corporate customers.

On 30 April 2018, RBS plc was renamed NatWest Markets Plc and undertaken a number of business transfers in April 2018 and August 2018 to align business segments to deliver the RBS Group's plans.

Since November 2018, we, as NatWest Markets Plc, have managed our own capital, liquidity and funding separately from the rest of the RBS Group.

NatWest Markets N.V.
NatWest Markets N.V. (formerly Royal Bank of Scotland N.V.), the RBS Group's banking entity in the Netherlands, continues to implement its plan to be operationally ready to serve our EEA customers when the UK leaves the European Union on 29 March 2019. NatWest Markets N.V. is expected to become a subsidiary of NatWest Markets Plc in 2019, subject to regulatory approval.

NatWest Markets Plc legal entity
There is a distinction between the disclosure of the NatWest Markets operating segment performance in the RBS Group's 2018 Annual Report and Accounts (ARA) and the NatWest Markets Plc entity disclosure in this document.
●  NatWest Markets Plc entity includes the Central items & other segment but excludes NatWest Markets N.V.
●  The RBS Group's 2018 Annual Report and Accounts reports the NatWest Markets segment, including NatWest Markets N.V. but excludes the Central items & other segment.

Presentation of information
On 30 April 2018 following the completion of the first Ring-Fencing Transfer Scheme (RFTS) the entity formerly known as The Royal Bank of Scotland plc was renamed NatWest Markets Plc. NatWest Markets Plc (the 'Bank' or 'NWM Plc') is a wholly-owned subsidiary of The Royal Bank of Scotland Group plc (the 'holding company' or 'RBSG'). The 'Group' comprises NWM Plc and its subsidiary and associated undertakings. 'RBS Group' comprises the holding company and its subsidiary and associated undertakings.

The Bank publishes its financial statements in pounds sterling ('£' or 'sterling'). The abbreviations '£m' and '£bn' represent millions and thousands of millions of pounds sterling, respectively, and references to 'pence' represent pence in the United Kingdom ('UK'). Reference to 'dollars' or '$' are to United States of America ('US') dollars. The abbreviations '$m' and '$bn' represent millions and thousands of millions of dollars, respectively, and references to 'cents' represent cents in the US. The abbreviation '€' represents the 'euro', and the abbreviations '€m' and '€bn' represent millions and thousands of millions of euros, respectively.

Financial Review

Business overview continued
RBS Group ring-fencing activities in 2018:
● NatWest Group Holdings Corporation (NWGH) which wholly owns NatWest Markets Securities Inc. (NWMSI) was transferred to NWM Plc effective 1 March 2018. NWGH was previously a direct subsidiary of National Westminster Bank Plc (NatWest).
● As part of NWM Plc's capital reduction undertaken during the year, NatWest Holdings transferred to RBSG with effect from 2 July 2018 thereby creating the legal separation of those RBS Group entities that will be within the ring-fenced sub-group from those held outside the ring-fence.
● In Q3 2018, a second RFTS was completed which involved the transfer of certain markets products, including interest rate and foreign exchange derivatives, from NatWest to the Group.
● In Q4 2018, NatWest Markets established its own liquidity portfolio outside of the ring-fenced bank. The liquidity portfolio was £17.2 billion at 31 December 2018. On 1 November 2018, NatWest Markets ceased to form part of the UK Domestic Liquidity SubGroup (UK DoLSub).

Performance overview
The Group's performance during the year includes the NatWest Market segment, the Central items & other segment and discontinued operations. The NatWest Markets segment in NWM Plc is a subset of the NatWest Market segment disclosed within the RBS Group 2018 ARA which also includes Natwest Markets N.V. plus other adjustments. The Central items & other segment within NWM plc is also a subset of the Central items & other segment within the RBS Group. Discontinued Operations includes the retail, commercial banking and RBS Treasury activities, predominantly relating to NatWest Holdings, transferred out of the Group in preparation for ring-fencing.

The Group reported an attributable profit of £1,217 million for 2018 compared with a loss of £44 million in 2017. This represents an increase of £1,261 million which largely reflects profit from discontinued operations, which increased by £1,269 million to £2,461 million in 2018 from £1,192 million in 2017. The loss before tax from continuing operations decreased to £1,277 million from £1,396 million in 2017, as lower strategic costs and reductions in other expenses in core and legacy were offset by a modest reduction in total income.

Income, costs and legacy issues:
● Income was down by £53 million in 2018, reflecting net interest expenses of £267 million, a reduction of £315 million compared with 2017, offset by non-interest income which increased by £262 million to £1,125 million in 2018.
● Operating expenses, excluding litigation and conduct costs, were down £383 million to £1,268 million in 2018, reflecting lower strategic costs and reductions in other operating expenses in core and legacy.
● Reached civil settlement with the US Department of Justice (DoJ) in relation to the DoJ's investigation into RBS's issuance and underwriting of US Residential Mortgage Backed Securities (RMBS) between 2005 and 2007, resulting in a £1,040 million additional provision in Q2 2018. In addition, a £241 million release relating to a RMBS litigation indemnity was recognised in Q2 2018. Total litigation and conduct costs were £969 million (2017 - £735 million).

Balance sheet, capital and risk-weighted assets (RWAs):
● Group total assets and liabilities decreased by £478.3 billion and £452.2 billion to £247.9 billion and £238.8 billion respectively at 31 December 2018, compared with 31 December 2017. These movements primarily reflect the transfer of assets and liabilities to subsidiaries of NatWest Holdings in preparation for ring-fencing.
● Group funded assets, excluding disposal groups, increased by £10.5 billion to £113.5 billion primarily reflecting £16.9 billion of cash and high quality securities held as part of the establishment of the liquidity portfolio. This was offset by a reduction in trading assets.
● During 2018, NWM Plc issued £4.8 billion senior unsecured debt securities in line with its funding target.
● In Q4 2018, NWM Plc issued £0.7 billion internal AT1 and £5.1 billion internal MREL compliant senior debt to RBSG plc. This was partially offset by redemptions of £1.8 billion of legacy internal Tier 1 instruments and £2.1 billion of legacy internal Tier 2 instruments held by RBSG.
● On 31 October 2018, NWM Plc paid a dividend of £2.3 billion to the parent company RBSG, pursuant to a planned capital reduction. A further dividend of £250 million was paid on 28 December 2018.
● Bank RWAs decreased by £96.0 billion to £40.8 billion at 31 December 2018 from £136.8 billion at 31 December 2017, primarily related to the reduction in credit risk RWAs following the ring-fencing transfers. Leverage exposure reduced to £148.5 billion compared with £390.1 billion at 31 December 2017.
● The Bank Common Equity Tier 1 (CET1) ratio increased by 90 basis points to 15.6% at 31 December 2018, from 14.7% at 31 December 2017. The CET1 ratio at year end 2018 reflects the RWA reduction as well as the lower equity base following the capital reduction and dividends paid during the year. The Bank CRR leverage ratio decreased to 5.0% at 31 December 2018 (2017 - 5.6%).
● Total regulatory capital and CRR-compliant MREL for the Bank at 31 December 2018 was £13.9 billion, or 34% of RWAs.

Continuing to simplify and de-risk the business:
● The Group continued to reflect progress in winding down its legacy positions, which consist predominantly of the residual exposures inherited from Capital Resolution when that segment ceased after Q3 2017.
● Legacy funded assets have reduced to £4.1 billion (2017 - £11.1 billion) and legacy RWAs to £6.4 billion (2017 - £10.0 billion).
● Net non-investment grade exposures (banking book credit risk and counterparty credit risk for traded products), were £1.8 billion at 31 December 2018 of which £1.1 billion relate to legacy assets.
● IFRS 9 Stage 3 exposures were £0.7 billion and Stage 3 expected credit loss (ECL) £0.1 billion at 31 December 2018, all of which relate to legacy assets.

Financial Review

Performance overview continued
	2018			2017			Variance
		Central			Central
	NatWest	items &		NatWest	items &
	Markets	other	Total	Markets	other	Total	Total
Income statement	£m	£m	£m	£m	£m	£m	£m	%
Net interest income	5	(272)	(267)	215	(167)	48	(315)	nm
Non-interest income	1,013	112	1,125	825	38	863	262	30
Total income	1,018	(160)	858	1,040	(129)	911	(53)	(6)
Strategic costs	(178)	(30)	(208)	(305)	-	(305)	97	(32)
Litigation and conduct costs	(142)	(827)	(969)	(208)	(527)	(735)	(234)	32
Other operating expenses	(1,075)	15	(1,060)	(1,352)	6	(1,346)	286	(21)
Operating expenses	(1,395)	(842)	(2,237)	(1,865)	(521)	(2,386)	149	(6)
Operating loss before impairments	(377)	(1,002)	(1,379)	(825)	(650)	(1,475)	96	(7)
Impairment releases	88	14	102	79	-	79	23	29
Operating loss before tax	(289)	(988)	(1,277)	(746)	(650)	(1,396)	119	(9)
Tax credit			33			160	(127)	(79)
Loss from continuing operations			(1,244)			(1,236)	(8)	1
Profit from discontinued operations, net of tax			2,461			1,192	1,269	106
Profit/(loss) for the period			1,217			(44)	1,261	nm

Income
Rates	579	-	579	975	-	975	(396)	(41)
Currencies	430	-	430	484	-	484	(54)	(11)
Financing	375	-	375	383	-	383	(8)	(2)
Revenue share paid to discontinued businesses	(171)	-	(171)	(101)	-	(101)	(70)	69
Core income excluding OCA	1,213	-	1,213	1,741	-	1,741	(528)	(30)
Legacy	(287)	-	(287)	(643)	-	(643)	356	(55)
Own credit adjustments (OCA)	92	-	92	(70)	-	(70)	162	(231)
Other	-	(160)	(160)	12	(129)	(117)	(43)	37
Total income	1,018	(160)	858	1,040	(129)	911	(53)	(6)

The operating loss before tax was £1,277 million compared with a loss of £1,396 million in 2017, largely reflecting reduced operating expenses which more than offset the impact of lower income during 2018.

Income
Net interest expenses were £267 million compared with income of £48 million in 2017, mainly as a result of higher interest expense relating to debt issuance and subordinated liabilities, the latter of which was reflected within discontinued operations in the prior year.

Non-interest income increased by £262 million to £1,125 million compared with £863 million in 2017. This was primarily driven by lower income from trading activities in core due to challenging fixed income, currencies and commodities (FICC) market conditions in Q4 2018, together with turbulence in European bond markets earlier in the year. Losses within legacy were lower compared with the prior year, offsetting the impact of reduced trading income in core. Additionally, own credit gains of £92 million in 2018 compared with a loss of £70 million in 2017. Other operating losses were £48 million, as indemnity recoveries of £140 million and a gain on redemption of own debt (£101 million) in the year were offset by reserves recycling and disposal losses. Other operating income was £119 million in 2017 which included certain non-repeat gains.

Operating expenses
Operating expenses of £2,237 million were £149 million lower than in 2017 principally due to lower strategic costs and reductions in other operating expenses in both core and legacy. This was partially offset by increased litigation and conduct costs, which were £969 million compared with £735 million in 2017 and primarily related to the civil settlement with the DoJ in relation to RMBS matters.

Impairments
Impairment releases were £102 million compared with a release of £79 million in 2017. The releases resulted from an increase in expected recoveries on defaulted positions in IFRS 9 Stage 3 and other credit improvements.

Discontinued operations
The profit from discontinued operations was £2,461 million in 2018 compared with £1,192 million in the prior year and included the results of the businesses within the ring-fenced bank up until the point of transfer of NatWest Holdings to RBSG, the impact of significant recycling of foreign currency (including an element relating to the prior year), cashflow and other reserves associated with the transfer of ring-fenced banking activity, as well as the continued run down of Central items in the latter part of the year in preparation for ICB compliance. For further details refer to Note 2 of this document.

NatWest Markets segment
Operating loss before tax was £289 million compared with a loss of £746 million in 2017, mainly due to lower strategic costs and reductions in other operating expenses in core and legacy. Total income, which includes own credit adjustments, declined by £22 million to £1,018 million in 2018 as core income reduced due to challenging FICC market conditions in Q4 2018 and turbulence in European bond markets earlier in 2018. This was offset by lower losses in legacy relative to 2017.

Financial Review

Performance overview continued
Central items & other segment
Operating loss before tax was £988 million in 2018 compared with £650 million in the prior year. Income was impacted by increased net interest expense on debt securities and subordinated liabilities which were reflected in Central items until Q3 2018. Included within non-interest income of £112 million in 2018 was the gain on redemption of own debt as well as indemnity recoveries offset by the impact of reserves recycling and disposal losses. Operating expenses increased £321 million to £842 million reflecting the civil settlement with the DoJ.

The table below presents a segmental analysis of key balance sheet asset lines for the Group.
	31 December 2018			31 December 2017			Variance
	NatWest	Central items		NatWest	Central items
	Markets	& other	Total	Markets	& other	Total	Total
Balance sheet	£bn	£bn	£bn	£bn	£bn	£bn	£bn	%
Funded assets	111.1	2.4	113.5	103.1	(0.1)	103.0	10.5	10%
of which: Core	107.0	2.4	109.4	92.0	(0.1)	91.9	17.5	19%
of which: Legacy	4.1	-	4.1	11.1	-	11.1	(7.0)	(63%)
Derivative assets	133.9	0.4	134.3	159.3	-	159.3	(25.0)	(16%)
Total assets (excluding disposal groups)	245.0	2.8	247.8	262.4	(0.1)	262.3	(14.5)	(6%)
Assets of disposal groups	0.1	-	0.1	-	463.9	463.9	(463.8)	(100%)
Total assets	245.1	2.8	247.9	262.4	463.8	726.2	(478.3)	(66%)

Total assets decreased by £478.3 billion to £247.9 billion at 31 December 2018, compared with £726.2 billion at 31 December 2017. Total liabilities decreased by £452.2 billion to £238.8 billion at 31 December 2018. These movements largely reflected the ring-fencing transfers undertaken during the year, which included the transfer of business to subsidiaries of NatWest Holdings during H1 2018, and the subsequent capital reduction whereby ownership of NatWest Holdings transferred to RBSG plc with effect from 2 July 2018.

Derivative assets and derivative liabilities were down £25.0 billion, 16%, to £134.3 billion and £23.4 billion,15%, to £129.9 billion respectively. The movements in mark-to-market were driven by an upward shift in interest rate yields (including sterling and US dollar) as well as the strengthening US dollar relative to other major currencies such as the euro and sterling.

Cash and balances at central banks increased to £11.2 billion, resulting from the establishment of the liquidity portfolio in NWM Plc during 2018. Trading assets, which primarily includes securities and reverse repurchase agreements relating to client-led activity, as well as derivative collateral, were down £11.0 billion to £75.0 billion as the business continued to manage leverage exposure in line with becoming a non-ring fenced bank. Trading liabilities, which largely comprise short positions, repurchase agreements and derivative collateral decreased by £9.7 billion to £72.3 billion at 31 December 2018.

Other financial assets, primarily non-trading debt securities held as part of the liquidity portfolio, increased by £8.1 billion to £11.3 billion at 31 December 2018. Other financial liabilities increased by £5.0 billion to £16.3 billion largely due to £4.8 billion of senior unsecured debt issuance during 2018.

Amounts due to the holding company and fellow subsidiaries at 31 December 2018 include internal subordinated liabilities of £2.0 billion and resolution-eligible instruments (£5.1 billion equivalent) issued during Q4 2018.

The reductions in other assets and other liabilities reflect the reduction in disposal groups due to ring-fencing related transfers.

Owners' equity decreased by £26.1 billion to £9.1 billion, mainly due to the capital reduction and dividends paid during Q4 2018.

Central items & other segment
Assets and liabilities within Central items of £2.8 billion and £2.7 billion respectively largely includes certain Treasury and Commercial Banking activity expected to transfer into the NatWest Markets segment or be exited.

Financial Review

Balance sheet profile as at 31 December 2018
The Group balance sheet profile is summarised as follows:
Assets	£bn	£bn	Liabilities
Cash and balances at central banks	11.2
Trading assets	75.0	72.3	Trading liabilities
Securities	30.0	23.8	Short positions
Reverse repos (1)	24.8	25.6	Repos (2)
Derivative collateral (3)	18.9	20.1	Derivative collateral (4)
Other trading assets	1.3	2.8	Other trading liabilities
Loans - amortised cost	9.0	5.3	Deposits - amortised cost
Settlement balances	2.7	2.9	Settlement balances
Amounts due from holding company and fellow subsidiaries	3.4	10.2	Amounts due to holding company and fellow subsidiaries
Other financial assets	11.3	16.3	Other financial liabilities
Other assets	1.0	1.9	Other liabilities
Funded assets	113.6	108.9	Liabilities excluding derivatives
Derivative assets	134.3	129.9	Derivative liabilities
Total assets	247.9	238.8	Total liabilities
		19.8	of which: wholesale funding(5)
		9.0	of which: short-term wholesale funding(5)
Net derivative assets	3.9	3.3	Net derivative liabilities

Notes:
(1)   Comprises bank reverse repos of £8.0 billion (2017 - £11.8 billion) and customer reverse repos of £16.8 billion (2017 - £24.4 billion).
(2)   Comprises bank repos of £5.0 billion (2017 - £4.0 billion) and customer repos of £20.6 billion (2017 - £24.4 billion).
(3)   Comprises derivative collateral relating to banks of £7.3 billion (2017 - £6.8 billion) and customers of £11.6 billion (2017 - £14.7 billion).
(4)   Comprises derivative collateral relating to banks of £11.0 billion (2017 - £12.4 billion) and customers of £9.1 billion (2017 - £10.3 billion).
(5)   Excludes derivative collateral and intra-RBS Group balances, including resolution-eligible instruments and subordinated liabilities issued to RBSG plc.
(6)   Based on the current legal entity structure of the Group as at 31 December 2018, which excludes NatWest Markets N.V.

Statement of directors' responsibilities

The responsibility statement below has been prepared in connection with the Group's full Annual Report and Accounts for the year ended 31 December 2018.

The directors confirm that to the best of their knowledge:

●  the financial statements, prepared in accordance with International Financial Reporting Standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Bank and the undertakings included in the consolidation taken as a whole; and
●  the Strategic Report and Directors' report (incorporating the Financial review) includes a fair review of the development and performance of the business and the position of the Bank and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Frank Dangeard	Chris Marks	Richard Place
Chairman	Chief Executive	Chief Financial Officer

14 February 2019

Board of directors
Chairman	Executive directors	Non-executive directors
Frank Dangeard	Chris Marks Richard Place	Vivek Ahuja Brendan Nelson
Sarah Wilkinson

Consolidated income statement for the year ended 31 December 2018

	2018	2017
	£m	£m
Interest receivable	406	270
Interest payable	(673)	(222)
Net interest income	(267)	48
Fees and commissions receivable	260	282
Fees and commissions payable	(233)	(275)
Income from trading activities	1,045	737
Gain on redemption of own debt	101	-
Other operating income	(48)	119
Non-interest income	1,125	863
Total income	858	911
Staff costs	(579)	(894)
Premises and equipment	(120)	(152)
Other administrative expenses	(1,524)	(1,389)
Depreciation and amortisation	(14)	49
Operating expenses	(2,237)	(2,386)
Loss before impairment losses	(1,379)	(1,475)
Impairment losses	102	79
Operating loss before tax	(1,277)	(1,396)
Tax credit	33	160
Loss from continuing operations	(1,244)	(1,236)
Profit from discontinued operations, net of tax	2,461	1,192
Profit/(loss) for the year	1,217	(44)

Attributable to:
Ordinary shareholders	1,241	(49)
Non-controlling interests	(24)	5
	1,217	(44)

Consolidated statement of comprehensive income for the year ended 31 December 2018

	2018	2017
	£m	£m
Profit/(loss) for the year	1,217	(44)
Items that do not qualify for reclassification
Remeasurement of retirement benefit schemes
- contributions in preparation for ring-fencing (1)	(2,053)	-
- other movements	(2)	63
Profit/(loss) on fair value of credit in financial liabilities designated at fair value
through profit or loss due to own credit risk	121	(68)
Fair value through other comprehensive income (FVOCI) financial assets (2)	100	-
Tax	492	(20)
	(1,342)	(25)
Items that do qualify for reclassification
Fair value through other comprehensive income (FVOCI) financial assets (2)	(386)	24
Cash flow hedges	(125)	(864)
Currency translation	(723)	134
Tax	131	209
	(1,103)	(497)
Other comprehensive loss after tax	(2,445)	(522)
Total comprehensive loss for the year	(1,228)	(566)

Attributable to:
Ordinary shareholders	(1,205)	(566)
Non-controlling interests	(23)	-
	(1,228)	(566)

Notes:
(1)    On 17 April 2018 the RBS Group agreed a Memorandum of Understanding (MoU) with the Trustees of the RBS Group Pension Fund in connection with the requirements of ring-fencing. NatWest Markets Plc cannot continue to be a participant in the Main section and separate arrangements are required for its employees. Under the MoU, NatWest Bank Plc made a contribution of £2 billion on 9 October 2018 to strengthen funding of the Main section in recognition of the changes in covenant, this is within discontinued operations in the Group results. Also under the MoU, NatWest Markets Plc is required to make a £53 million  contribution to the NWM section in Q1 2019, this is within continuing operations within the Group results.
(2)    Refer to Note 10 of this document for further information on the impact of IFRS 9 on classification and basis of preparation, year ended 31 December 2018 prepared under IFRS 9 and year ended 31 December 2017 under IAS 39.
(3)    A profit of £2,458 million (2017 - profit £1,188 million) from discontinued operations was attributable to ordinary and equity preference shareholders

Balance sheet as at 31 December 2018

	Group		Bank
	2018	2017	2018	2017
	£m	£m	£m	£m
Assets
Cash and balances at central banks	11,188	153	11,095	93
Trading assets	74,972	85,932	61,990	73,011
Derivatives	134,250	159,278	134,291	162,005
Settlement balances	2,705	2,497	1,421	1,614
Loans to banks - amortised cost	626	371	454	195
Loans to customers - amortised cost	8,366	9,638	7,908	9,133
Amounts due from holding company and fellow subsidiaries	3,398	216	11,800	6,470
Other financial assets	11,268	3,120	10,995	3,079
Investment in group undertakings	-	-	1,151	496
Other assets	1,108	465,032	936	269,793
Total assets	247,881	726,237	242,041	525,889

Liabilities
Bank deposits	2,749	528	2,777	527
Customer deposits	2,580	3,257	2,390	3,063
Amounts due to holding company and fellow subsidiaries	10,161	90	23,505	14,994
Settlement balances	2,914	2,817	1,977	1,372
Trading liabilities	72,289	81,960	54,540	64,182
Derivatives	129,914	153,330	129,974	155,098
Other financial liabilities	16,279	11,255	16,279	11,255
Other liabilities	1,906	437,740	1,677	230,876
Total liabilities	238,792	690,977	233,119	481,367

Owners' equity	9,087	35,203	8,922	44,522
Non-controlling interests	2	57	-	-
Total equity	9,089	35,260	8,922	44,522

Total liabilities and equity	247,881	726,237	242,041	525,889

Owners' equity of the Bank as at 31 December 2018 includes the loss for the year of £305 million (2017 loss - £983 million).

Statement of changes in equity for the year ended 31 December 2018

	Group		Bank
	2018	2017	2018	2017
	£m	£m	£m	£m
Called-up share capital - at 1 January	6,609	6,609	6,609	6,609
Court approved distribution (1)	(6,209)	-	(6,209)	-
At 31 December	400	6,609	400	6,609

Share premium account - at 1 January	26,807	26,807	26,807	26,807
Court approved distribution (1)	(27,692)	-	(27,692)	-
Redemption of debt preference shares (2)	2,644	-	2,644	-
At 31 December	1,759	26,807	1,759	26,807

Paid-in equity - at 1 January	-	-	-	-
Securities issued during the year	749	-	749	-
At 31 December	749	-	749	-

Merger reserve - at 1 January	10,881	10,881	-	-
Transfer to retained earnings on disposal of subsidiary (3)	(10,881)	-	-	-
At 31 December	-	10,881	-	-

FVOCI reserve - at 1 January (4)	300	291	280	249
Implementation of IFRS 9 on 1 January 2018	30	-	(15)	-
Unrealised gains	141	200	159	213
Realised gains	(427)	(176)	(16)	(161)
Tax	90	(15)	(34)	(21)
Recycled on transfer to fellow subsidiary
- gross	-	-	(460)	-
- tax	-	-	124	-
At 31 December	134	300	38	280

Cash flow hedging reserve - at 1 January	205	842	(49)	261
Amount recognised in equity (5)	(316)	(120)	(109)	(61)
Amount transferred from equity to earnings (5)	(264)	(744)	(127)	(363)
Tax	34	227	(60)	114
Recycled on transfer to fellow subsidiary	455	-	459	-
At 31 December (6)	114	205	114	(49)

Foreign exchange reserve - at 1 January	953	817	(304)	(282)
Retranslation of net assets	(83)	145	(38)	(69)
Foreign currency gains/(losses) on hedges of net assets	1	(25)	8	36
Tax	1	(3)	-	-
Recycled to profit or loss on disposal of businesses	(642)	19	198	11
At 31 December (7)	230	953	(136)	(304)

For notes to these tables refer to the following page

Statement of changes in equity for the year ended 31 December 2018

	Group		Bank
	2018	2017	2018	2017
	£m	£m	£m	£m
Retained earnings - at 1 January	(10,552)	(10,490)	11,179	12,232
Implementation of IFRS 9 on 1 January 2018 (4)	(106)	-	261	-
(Loss)/profit attributable to ordinary
- continuing operations	(1,217)	(1,237)	(359)	(473)
- discontinued operations	2,458	1,188	54	(510)
Ordinary dividends paid	(2,550)	-	(2,550)	-
Court approved distribution (1)	10,848	-	-	-
Transfer from merger reserve on disposal of subsidiary (3)	10,881	-	-	-
Realised gains on FVOCI equity shares	12	-	9	-
Remeasurement of retirement benefit schemes
- contributions in preparation for ring-fencing (8)	(2,053)	-	(53)	-
- other movements	(2)	63	(9)	4
- tax	531	(38)	15	(36)
Changes in fair value of credit in financial liabilities designated at fair value through profit
- gross	121	(68)	121	(68)
- tax	(33)	18	(33)	18
Redemption of debt preference shares (2)	(2,644)	-	(2,644)	-
Shares issued under employee share schemes	(2)	(5)	(2)	(5)
Share-based payments	9	17	9	17
At 31 December	5,701	(10,552)	5,998	11,179

Owners' equity at 31 December	9,087	35,203	8,922	44,522

Non-controlling interests - at 1 January	57	62	-	-
Currency translation adjustments and other movements	1	(5)	-	-
(Loss)/profit attributable to non-controlling interests
- continuing operations	(27)	1	-	-
- discontinued operations	3	4	-	-
Dividends paid	-	(5)	-	-
Equity withdrawn and disposals	(32)	-	-	-
At 31 December	2	57	-	-

Total equity at 31 December	9,089	35,260	8,922	44,522

Total equity is attributable to:
Ordinary shareholders	8,338	35,203	8,173	44,522
Paid-in equity holders	749	-	749	-
Non-controlling interests	2	57	-	-
	9,089	35,260	8,922	44,522

Notes:
(1)    On 29 June 2018, the Court of Session in Scotland approved the reduction of the capital and cancellation of the share premium account and capital redemption reserve (together the "capital reduction") of NWM Plc. As part of the of the capital reduction, NatWest Holdings Limited transferred to RBSG with effect from 2 July 2018 thereby creating the legal separation of those RBS Group entities that will be within the ring-fenced sub-group from those held outside the ring-fence.
(2)    Issued by the Bank to the parent company, RBSG, which were redeemed in April 2018 and December 2018.
(3)    On 2 July 2018, the merger reserve was transferred to retained earnings on the transfer of NatWest Holdings Limited to RBSG.
(4)    Refer to Note 10 of this document for further information on the impact of IFRS 9 on classification and basis of preparation, year ended 31 December 2018 prepared under IFRS 9 and year ended 31 December 2017 under IAS 39.
(5)    Relates to interest rate hedges. Amounts transferred to earnings are recognised in net interest income.
(6)    The closing balance of the cash flow hedging reserve relates mainly to continuing hedges.
(7)    The hedging element of the foreign exchange reserve mainly relates to de-designated hedges in Group and continuing hedges in Bank.
(8)    On 17 April 2018 RBS agreed a Memorandum of Understanding (MoU) with the Trustees of the RBS Group Pension Fund in connection with the requirements of ring-fencing. NatWest Markets Plc cannot continue to be a participant in the Main section and separate arrangements are required for its employees. Under the MoU, NatWest Bank made a contribution of £2 billion on 9 October 2018 to strengthen funding of the Main section in recognition of the changes in covenant. Also under the MoU, NatWest Markets Plc is required to make a £53 million contribution to the NWM section in Q1 2019.

Cash flow statement for the year ended 31 December 2018

	Group		Bank
	2018	2017	2018	2017
	£m	£m	£m	£m
Cash flows from operating activities
Operating loss before tax from continuing operations	(1,277)	(1,396)	(410)	(641)
Profit/(loss) before tax from discontinued operations	2,893	2,013	71	(653)
Interest on subordinated liabilities	199	318	184	44
Impairment losses/(releases) on loans to banks and customers	83	(601)	(17)	(306)
Profit on sale of subsidiaries and associates	(30)	(167)	182	(145)
(Profit)/loss on sale of securities	(961)	(145)	466	(152)
Defined benefit pension schemes	80	(254)	29	89
Provisions: expenditure in excess of charges	(3,294)	(3,762)	(1,668)	(449)
Depreciation, amortisation and impairment of property,
plant, equipment, goodwill and intangibles	362	755	140	424
(Profit)/loss on redemption of own debt	(153)	789	(101)	789
Loss on reclassification to disposal groups	-	539	-	341
Write down of investment in subsidiaries	-	-	192	1,073
Elimination of foreign exchange differences	(231)	116	(82)	(268)
Other non-cash items	(530)	(1,975)	2,353	(327)
Net cash (outflow)/inflow from trading activities	(2,859)	(3,770)	407	(181)
(Increase)/decrease in net loans to banks and customers	(13,249)	9,796	(2,708)	120,815
(Increase)/decrease in securities	(673)	(1,612)	(668)	42,896
(Increase)/decrease in other assets	(14,227)	(121,108)	118,874	(234,644)
(Increase)/decrease in trading assets and liabilities	(975)	-	1,378	-
Decrease in derivative assets and liabilities	875	3,897	2,590	3,664
(Decrease)/increase in settlement balance assets and liabilities and short positions	(99)	8,740	899	10,321
Increase/(decrease) in banks and customers deposits	11,248	43,293	7,180	(226,195)
Increase/(decrease) in debt securities in issue	4,518	(8,000)	4,466	(6,519)
Increase/(decrease) in other liabilities	23,194	11,229	(133,752)	215,683
Changes in operating assets and liabilities	10,612	(53,765)	(1,741)	(73,979)
Income taxes (paid)/received	(116)	(546)	26	(197)
Net cash flows from operating activities (1)	7,637	(58,081)	(1,308)	(74,357)

Cash flows from investing activities
Sale and maturity of securities	2,975	11,175	2,975	11,988
Purchase of securities	(6,432)	(16,015)	(6,432)	(14,655)
Sale of property, plant and equipment	60	404	-	65
Purchase of property, plant and equipment	(37)	(1,123)	-	(187)
Net divestment of/(investment in) business interests and
intangible assets	1,547	1,912	21,745	712
Net cash flows from investing activities	(1,887)	(3,647)	18,288	(2,077)

Cash flows from financing activities
Issue of other equity instruments: Additional Tier 1 capital notes	749	-	749	-
Shares issued under employee share schemes	(2)	-	(2)	-
Non-controlling interests equity withdrawn and disposals	(21)	-	-	-
Redemption of subordinated liabilities	(3,769)	(9,624)	(3,769)	(9,431)
Dividends paid	(2,550)	(5)	(2,550)	-
Interest on subordinated liabilities	(238)	(417)	(223)	(237)
Net cash flows from financing activities	(5,831)	(10,046)	(5,795)	(9,668)
Effects of exchange rate changes on cash and cash equivalents	525	(570)	332	87

Net increase/(decrease) in cash and cash equivalents	444	(72,344)	11,517	(86,015)
Cash and cash equivalents at 1 January	25,683	98,027	13,058	99,073
Cash and cash equivalents at 31 December	26,127	25,683	24,575	13,058

Note:
(1)    Includes interest received for Group of £297 million (2017 - £10,694 million) and interest paid of £586 million (2017 - £2,631 million), and for Bank interest received of £428 million (2017 - £4,445 million) and interest paid of £648 million (2017 - £2,479 million).

Notes on the accounts

1 Basis of Preparation
The Group's consolidated financial statements should be read in conjunction with the 2018 Annual Report and Accounts which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

Going concern
Having reviewed the Group's forecasts, projections and other relevant evidence, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future. Accordingly, the results for the year ended 31 December 2018 have been prepared on a going concern basis.

2 Discontinued operations and disposal groups
As part of implementing the legislation following the recommendations of the Independent Commission on Banking, the transfer of the Group's Personal & Business Banking (PBB), Commercial & Private Banking (CPB) and certain parts of Central items and NatWest Markets due to be included in the ring-fenced bank, to subsidiaries of NatWest Holdings, took place in 2018. It was followed by a transfer of NatWest Holdings to RBSG. Accordingly, all of the activities to be undertaken by NatWest Holdings and its subsidiaries were classified as disposal groups at 31 December 2017 and presented as discontinued operations, with comparatives re-presented.

3 Accounting Policies
Principle accounting policies
The Group's principle accounting policies are set out on pages 67 to 71 of the 2018 Annual Report and Accounts.

The Group's accounting policies have significantly changed on the adoption of IFRS 9 'Financial Instruments' with effect from 1 January 2018. Prior years are re-presented but there has been no restatement of prior year data.

Other amendments to IFRS effective for 2018 include IFRS 2 'Share-based payments' and IAS 40 'Investment Property', neither of which have had a material effect on the Group's financial statements; and IFRS 15 'Revenue from Contracts with Customers, which has had no effect on financial information reported in the current or comparative periods.

Critical accounting policies and key sources of estimation uncertainty
The judgements and assumptions that are considered to be the most important to the portrayal of the Group's financial conditions are those relating to fair value, financial instruments, loan impairment provisions, provisions for liabilities and charges and deferred tax. These critical accounting policies and judgements are described on pages 67 to 71 of the 2018 Annual Report and Accounts.

4 Operating expenses
	2018	2017
	£m	£m
Wages, salaries and other staff costs	477	719
Social security costs	49	58
Variable compensation	42	111
Pension costs	11	6
Staff costs	579	894

Premises and equipment	120	152
Depreciation and amortisation	14	(49)
Other administrative expenses (1)	1,524	1,389
Administrative expenses	1,658	1,492
	2,237	2,386
Note
(1)    Includes litigation and conduct costs. Further details are provided in Note 8 of this document.

Notes on the accounts

5 Segmental analysis
Reportable operating segments
The reportable operating segments are as follows:

NatWest Markets offers its customers global market access, providing them with trading, risk management and financing solutions through its trading and sales operations in London, Singapore and Stamford and sales offices in Dublin, Hong Kong and Tokyo.

Central items & other  includes balances in relation to legacy litigation issues, interest expense associated with certain Treasury liabilities for the period prior to transfer to the NatWest Markets segment, disposal groups in the relevant periods and other assets not managed by the NatWest Markets segment.

2018	Net	Net fees	Other non-			Depreciation
	interest	and	interest	Total	Operating	and	Impairment	Operating
	income (1)	commissions	income	income	expenses	amortisation	releases	loss
	£m	£m	£m	£m	£m	£m	£m	£m
NatWest Markets	5	32	981	1,018	(1,381)	(14)	88	(289)
Central items & other	(272)	(5)	117	(160)	(842)	-	14	(988)
Total	(267)	27	1,098	858	(2,223)	(14)	102	(1,277)

2017
NatWest Markets	215	8	817	1,040	(1,914)	49	79	(746)
Central items & other	(167)	(1)	39	(129)	(521)	-	-	(650)
Total	48	7	856	911	(2,435)	49	79	(1,396)

Note:
(1)   Includes interest payable of £673 million and interest receivable of £406 million in relation to the Group (2017 - £222 million and £270 million respectively). Within the NatWest Markets segment net interest income comprises interest receivable on external lending activities, offset by net interest payable on external funding activity managed by NatWest Markets Treasury and inter segmental charges.  Net interest expense in Central items & other predominantly comprises external interest costs associated with RBS Group Treasury managed liabilities  and the impact of inter segmental income.

	2018	2017
Total revenue
	Total	Total
	£m	£m
NatWest Markets	2,357	2,005
Central items & other	(593)	(597)
Total	1,764	1,408

	2018			2017
	NatWest	Central items		NatWest	Central items
	Markets	& other	Total	Markets	& other	Total
Analysis of net fees and commissions	£m	£m	£m	£m	£m	£m
Fees and commissions receivable
- Payment services	3	-	3	1	-	1
- Lending (credit facilities)	87	-	87	84	-	84
- Brokerage	80	-	80	63	-	63
- Investment management, trustee and fiduciary services	-	-	-	1	-	1
- Trade finance	3	-	3	3	-	3
- Underwriting fees	141	-	141	139	-	139
- Other	72	(126)	(54)	131	(140)	(9)
Total	386	(126)	260	422	(140)	282
Fees and commissions payable	(354)	121	(233)	(414)	139	(275)
Net fees and commissions	32	(5)	27	8	(1)	7

	2018		2017
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m
NatWest Markets	245,060	236,121	262,432	248,427
Central items & other	2,821	2,671	463,805	442,550
Total	247,881	238,792	726,237	690,977

Notes on the accounts

6 Tax
	2018	2017
	£m	£m
Current tax
(Charge)/credit for the year	(6)	28
Over provision in respect of prior years	111	53
	105	81
Deferred tax
(Charge)/credit for the year	(18)	125
Reduction in the carrying value of deferred tax assets	-	(30)
Under provision in respect of prior year	(54)	(16)
Tax credit for the year	33	160

The actual tax credit differs from the expected tax credit computed by applying the standard rate of UK corporation tax of 19% (2017 - 19.25%) as follows:
	2018	2017
	£m	£m
Expected tax credit	243	269
Losses and temporary differences in year where no deferred tax asset recognised	(1)	(265)
Foreign profits taxed at other rates	(16)	119
UK tax rate change impact (1)	5	(7)
Items not allowed for tax
- losses on disposal and write-downs (2)	(57)	(27)
- regulatory and legal actions	(169)	7
- other disallowable items	(43)	(19)
Non-taxable items	11	19
Losses brought forward and utilised	11	-
Reduction in carrying value of deferred tax asset in respect of
- UK losses	-	(30)
Banking surcharge	(8)	57
Adjustments in respect of prior years (3)	57	37
Actual tax credit	33	160

Notes:
(1)   In recent years, the UK government has steadily reduced the rate of UK corporation tax, with the latest enacted rates standing at 19% with effect from 1 April 2017 and 17% from 1 April 2020.
(2)   Principally related to non-deductible transfers to the wider RBS Group in preparation for ring-fencing.
(3)   Prior year tax adjustments incorporate refinements to tax computations made on submission and agreement with the tax authorities. Current taxation balances include provisions in respect of uncertain tax positions, in particular in relation to restructuring and other costs where the taxation treatment remains subject to agreement with the relevant tax authorities.

Judgment: Tax contingencies
The Group's income tax charge and its provisions for income taxes necessarily involves a significant degree of estimation and judgement. The tax treatment of some transactions is uncertain and tax computations are yet to be agreed with the tax authorities in a number of jurisdictions. The Group recognises anticipated tax liabilities based on all available evidence and, where appropriate, in the light of external advice. Any difference between the final outcome and the amounts provided will affect current and deferred income tax charges in the period when the matter is resolved.

Notes on the accounts

7 Loan impairment provisions
Loan exposure and impairment metrics
The table below summarises loans and related credit impairment measures on an IFRS 9 basis at 31 December 2018 and 1 January 2018.

	31 December	1 January
	2018	2018
	£m	£m
Loans - amortised cost
- Stage 1	8,088	8,535
- Stage 2	365	775
- Stage 3	671	342
- Inter-Group	2,634	28
	11,758	9,680
ECL provisions (1)
- Stage 1	6	2
- Stage 2	8	33
- Stage 3	62	108
	76	143
ECL provision coverage (2)
- Stage 1%	0.07	0.02
- Stage 2%	2.19	4.26
- Stage 3%	9.24	31.58
	0.83	1.48
ECL charge (3)
- Third party	(107)
- Inter-Group	5
	(102)
Impairment losses
- ECL loss rate - annualised (basis points)	(117)
- Amounts written off	69

Notes:
(1)   ECL provisions in the above table are provisions on loan assets only. Other ECL provisions, not included above, relate to cash, debt securities and contingent liabilities, and amount to £10 million, of which FVOCI is £2 million.
(2)   ECL provisions coverage is ECL provisions divided by loans - amortised cost.
(3)   ECL charge balances in the above table include £3 million charge relating to other financial assets, of which £1 million charge relates to assets at FVOCI; and £3 million release relating to contingent liabilities.
(4)   ECL provisions on inter-Group loans were £0.2 million at 31 December 2018, which gave a provision coverage of 0.02%.
(5)   The above table relates to loans only. Other financial assets within the scope of the IFRS 9 ECL framework at 31 December 2018 were cash at central banks of £11.2 billion and debt securities of £9.8 billion.

Credit risk enhancement and mitigation
For information on collateral and credit enhancement held as security, refer to capital and risk management - credit risk on page 35 of the 2018 Annual Report and Accounts

Critical accounting policy: Loan impairment provisions
The Group's 2017 loan impairment provisions were established in accordance with IAS 39 in respect of incurred losses. They comprised individual and collective components as more fully explained in the 2017 Annual Report and Accounts. In 2018 the loan impairment provisions have been established in accordance with IFRS 9. Accounting policy 14 sets out how the expected loss approach is applied. At 31 December 2018, customer loan impairment provisions amounted to £76 million (2017 - £123 million). A loan is impaired when there is objective evidence that the cash flows will not occur in the manner expected when the loan was advanced. Such evidence includes changes in the credit rating of a borrower, the failure to make payments in accordance with the loan agreement; significant reduction in the value of any security; breach of limits or covenants; and observable data about relevant macroeconomic measures.

The impairment loss is the difference between the carrying value of the loan and the present value of estimated future cash flows at the loan's original effective interest rate.

The measurement of credit impairment under the IFRS expected loss model depends on management's assessment of any potential deterioration in the creditworthiness of the borrower, its modelling of expected performance and the application of economic forecasts. All three elements require judgments that are potentially significant to the estimate of impairment losses. Further information and sensitivity analyses are on page 28.

IFRS 9 ECL model design principles
To meet IFRS 9 requirements for ECL estimation, PD, LGD and EAD used in the calculations must be:
●  Unbiased - material regulatory conservatism has been removed to produce unbiased model estimates;
●  Point-in-time - recognise current economic conditions;
●  Forward-looking - incorporated into PD estimates and, where appropriate, EAD and LGD estimates; and
●  For the life of the loan - all models produce a term structure to allow a lifetime calculation for assets in Stage 2 and Stage 3.

Notes on the accounts

7 Loan impairment provisions continued
IFRS 9 requires that at each reporting date, an entity shall assess whether the credit risk on an account has increased significantly since initial recognition. Part of this assessment requires a comparison to be made between the current lifetime PD (i.e. the current probability of default over the remaining lifetime) with the equivalent lifetime PD as determined at the date of initial recognition.
The general approach for the IFRS 9 LGD models has been to leverage the Basel LGD models with bespoke IFRS 9 adjustments to ensure unbiased estimates, i.e. use of effective interest rate as the discount rate and the removal of: downturn calibration, indirect costs, other conservatism and regulatory floors.

For Wholesale, while conversion ratios in the historical data show temporal variations, these cannot (unlike in the case of PD and some LGD models) be sufficiently explained by the CCI measure and are presumed to be driven to a larger extent by exposure management practices. Therefore point-in-time best estimates measures for EAD are derived by estimating the regulatory model specification on a rolling five year window.

Approach for multiple economic scenarios (MES)
The base scenario plays a greater part in the calculation of ECL than the approach to MES.

8 Provisions for liabilities and charges

		Group
			Litigation and
			other regulatory
Provisions for liabilities and charges		DoJ (1)	(Inc. RMBS)	Other (2)	Total
		£m	£m	£m	£m
At 1 January 2018 (3)		3,243	412	324	3,979
Implementation of IFRS 9 on 1 January 2018 (4)		-	-	17	17
ECL impairment charge		-	-	(11)	(11)
Disposals		-	-	(1)	(1)
RMBS Transfers		(683)	683	-	-
Currency translation and other movements		161	79	(71)	169
Transfers to/from fellow subsidiaries		-	27	9	36
Charge to income statement		1,040	141	92	1,273
Releases to income statement		-	(309)	(69)	(378)
Provisions utilised		(3,761)	(335)	(93)	(4,189)
At 31 December 2018		-	698	197	895

	Bank
Provisions for liabilities and charges	Other		Litigation and
	customer		other regulatory
	Redress	DoJ (1)	(inc. RMBS)	Other (2)	Total
	£m	£m	£m	£m	£m
At 1 January 2018 (3)	15	1,560	400	255	2,230
Implementation of IFRS 9 on 1 January 2018 (4)	-	-	-	17	17
ECL impairment charge	-	-	-	(5)	(5)
Currency translation and other movements	-	65	-	4	69
Transfers to/from fellow subsidiaries	8	-	-	-	8
Charge to income statement	-	274	148	193	615
Releases to income statement	(5)	(101)	(48)	(100)	(254)
Provisions utilised	(2)	(1,798)	(55)	(174)	(2,029)
At 31 December 2018	16	-	445	190	651

Notes:
(1)   The RMBS provision has been redesignated DoJ and the remaining RMBS litigation matters transferred to Litigation and other regulatory as of 1 January 2018 to reflect progress on resolution.
(2)   Materially comprises provisions relating to property closures and restructuring costs.
(3)   Excludes provisions within liabilities of disposal groups. Group provisions for liabilities and charges in disposal groups were £3,576 million, Bank were £2,045 million.
(4)   Refer to Note 33 for further details on the impact of IFRS 9 on classification and basis of preparation.

Notes on the accounts

9 Memorandum items
Contingent liabilities and commitments
The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 31 December 2018. Although the Group is exposed to credit risk in the event of non-performance of the obligations undertaken by customers, the amounts shown do not, and are not intended to, provide any indication of the Group's expectation of future losses.
	Group		Bank
	2018	2017	2018	2017
	£m	£m	£m	£m
Contingent liabilities and commitments
Guarantees and assets pledged as collateral security	278	523	278	523
Other contingent liabilities	186	534	186	533
Standby facilities, credit lines and other commitments	10,659	11,765	10,654	11,757
	11,123	12,822	11,118	12,813
Note:
(1)   In the normal course of business, the Bank guarantees specified third party liabilities of certain subsidiaries; it also gives undertakings that individual subsidiaries will fulfil their obligations to third parties under contractual or other arrangements.

Additional contingent liabilities arise in the normal course of the Group's business. It is not anticipated that any material costs will arise from these transactions.

Litigation, investigations and reviews
NWM Plc and its subsidiary and associated undertakings (the 'Group') are party to legal proceedings and the subject of investigation and other regulatory and governmental action ('Matters') in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions.

The Group recognises a provision for a liability in relation to these Matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation.

In many proceedings and investigations, it is not possible to determine whether any loss is probable or to estimate reliably the amount of any loss, either as a direct consequence of the relevant proceedings and investigations or as a result of adverse impacts or restrictions on the Group's reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can reasonably be estimated for any claim. The Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

There are situations where the Group may pursue an approach that in some instances leads to a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or investigations, even for those Matters for which the Group believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such Matters affect the amount and timing of any potential outflows for both Matters with respect to which provisions have been established and other contingent liabilities.

The future outflow of resources in respect of any Matter may ultimately prove to be substantially greater than or less than the aggregate provision that the Group has recognised. Where (and as far as) liability cannot be reasonably estimated, no provision has been recognised.

Other than those discussed below, the Group is not involved in governmental, legal or regulatory proceedings (including those which are pending or threatened) that are expected to be material, individually or in aggregate. The Group expects that in future periods, additional provisions, settlement amounts and customer redress payments will be necessary, in amounts that are expected to be substantial in some instances.

For a discussion of certain risks associated with the Group's litigation, investigations and reviews, see the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on page 36 of this document.

Litigation
Residential mortgage-backed securities (RMBS) litigation in the US
NWM Securities Inc. and certain affiliates continue to defend RMBS-related claims in the US in which plaintiffs allege that certain disclosures made in connection with the relevant offerings of RMBS contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the RMBS were issued. The remaining RMBS lawsuits against Group companies consist of cases filed by the Federal Home Loan Banks of Boston and Seattle and the Federal Deposit Insurance Corporation that together involve the issuance of less than US$1 billion of RMBS issued primarily from 2005 to 2007. In addition, NWM Securities Inc. previously agreed to settle a purported RMBS class action entitled New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al. for US$55.3 million, which has been paid into escrow pending court approval of the settlement.

London Interbank Offered Rate (LIBOR) and other rates litigation
NWM Plc, certain of its subsidiaries, and RBSG (together, 'NWM defendants') are defendants in a number of class actions and individual claims pending in the US (primarily in the United States District Court for the Southern District of New York (SDNY)) with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints allege that the NWM defendants and other panel banks violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Notes on the accounts

9 Memorandum items continued
Several class actions relating to USD LIBOR, as well as more than two dozen non-class actions concerning USD LIBOR, are part of a coordinated proceeding in the SDNY. In December 2016, the SDNY held that it lacks personal jurisdiction over NWM defendants with respect to certain claims. As a result of that decision, all NWM defendants have been dismissed from each of the USD LIBOR-related class actions (including class actions on behalf of over-the-counter plaintiffs, exchanged-based purchaser plaintiffs, bondholder plaintiffs, and lender plaintiffs), but six non-class cases in the coordinated proceeding remain pending against NWM defendants. The dismissal of NWM defendants for lack of personal jurisdiction is the subject of a pending appeal to the United States Court of Appeals for the Second Circuit.

Among the non-class claims dismissed by the SDNY in December 2016 were claims that the Federal Deposit Insurance Corporation (FDIC) had asserted on behalf of certain failed US banks. On 10 July 2017, the FDIC, on behalf of 39 failed US banks, commenced substantially similar claims against NWM Plc, RBSG, and others in the High Court of Justice of England and Wales. The action alleges that the defendants breached English and European competition law as well as asserting common law claims of fraud under US law.

In addition, there are two class actions against NWM defendants relating to JPY LIBOR and Euroyen TIBOR, both pending before the same judge in the SDNY. In the first class action, which relates to Euroyen TIBOR futures contracts, the court dismissed the plaintiffs' antitrust claims in March 2014, but declined to dismiss their claims under the Commodity Exchange Act for price manipulation, and the case is proceeding in the discovery phase. The second class action relates to other derivatives allegedly tied to JPY LIBOR and Euroyen TIBOR. The court dismissed that case on 10 March 2017 on the ground that the plaintiffs lack standing. The plaintiffs have commenced an appeal of that decision.

There is also a class action relating to the Singapore Interbank Offered Rate and Singapore Swap Offer Rate pending in the SDNY. In that case, the court denied defendants' motion to dismiss on 5 October 2018. The court's ruling would permit certain antitrust claims to proceed against NWM defendants and other non-RBS defendants, however, in November 2018, the defendants filed another motion to dismiss plaintiffs' claims.

Four other class action complaints were filed against NWM defendants in the SDNY, each relating to a different reference rate. In the case relating to Pound Sterling LIBOR, the court dismissed all claims against RBS companies, for various reasons, on 21 December 2018, and plaintiffs are seeking reconsideration of that decision. In the case relating to the Australian Bank Bill Swap Reference Rate, the court dismissed all claims against NWM defendants for lack of personal jurisdiction on 26 November 2018, but plaintiffs have filed an amended complaint, which will be the subject of a further motion to dismiss. In the case relating to Euribor, the court dismissed all claims against NWM Plc (the only NWM defendant in that case) for lack of personal jurisdiction on 21 February 2017. In the case relating to Swiss Franc LIBOR, the court dismissed all claims against all defendants on various grounds on 25 September 2017, but held that it has personal jurisdiction over NWM Plc and allowed the plaintiffs to replead their complaint. Defendants' renewed motion to dismiss the amended complaint relating to Swiss Franc LIBOR remains pending.

NWM Plc has also been named as a defendant in a motion to certify a class action relating to LIBOR in the Tel Aviv District Court in Israel.

NWM Plc is defending a claim in the High Court in London brought by London Bridge Holdings Ltd and others, in which the claimants allege LIBOR manipulation in connection with the sale of interest rate hedging products. The sum claimed in that case is £446.7 million.

On 4 February 2019, a claim was issued against NWM Plc by London Borough of Newham, in respect of certain lender option borrower option (LOBO) loans.

Details of UK litigation claims in relation to the alleged mis-sale of interest rate hedging products (IRHPs) involving LIBOR-related allegations are set out under 'Interest rate hedging products litigation' on page 121 of this document.

In January 2019, a class action antitrust complaint was filed in the SDNY alleging that the defendants (USD ICE LIBOR panel banks and affiliates) have conspired to suppress USD ICE LIBOR from 2014 to the present by submitting incorrect information to ICE about their borrowing costs. The defendants include RBSG, NWM Plc, NWM Securities Inc., and NatWest Bank Plc.

FX antitrust litigation
NWM Plc, NWM Securities Inc., and RBSG are defendants in several cases relating to NWM Plc's foreign exchange (FX) business, each of which is pending before the same federal judge in the SDNY.

In 2015, these NWM defendants paid US$255 million to settle the consolidated antitrust class action on behalf of persons who entered into over-the-counter FX transactions with defendants or who traded FX instruments on exchanges. That settlement received final court approval in August 2018. On 7 November 2018, some members of the settlement class who opted out of the settlement filed their own non-class complaint in the SDNY asserting antitrust claims against RBS companies and others. On 31 December 2018, some of the same claimants, as well as others, filed proceedings in the High Court in London, asserting competition claims against NWM Plc and several other banks.

Two other FX-related class actions remain pending. First, there is a class action on behalf of 'consumers and end-user businesses,' which is proceeding in the discovery phase following the SDNY's denial of the defendants' motions to dismiss in March 2018. Second, there is a class action on behalf of 'indirect purchasers' of FX instruments (which plaintiffs define as persons who transacted FX instruments with retail foreign exchange dealers that transacted directly with defendant banks). That case is also proceeding in discovery following the SDNY's denial of defendants' motion to dismiss on 25 October 2018.

Group companies have also been named as defendants in two motions to certify FX-related class actions in the Tel Aviv District Court in Israel.

Certain other foreign exchange transaction related claims have been or may be threatened against Group companies. RBS Group cannot predict whether any of these claims will be pursued, but expects that some may.

Notes on the accounts

9 Memorandum items continued
US Treasury securities antitrust litigation
NWM Securities Inc. is a defendant in a consolidated antitrust class action pending in the SDNY on behalf of persons who transacted in US Treasury securities or derivatives based on such instruments, including futures and options. The plaintiffs allege that defendants rigged the US Treasury securities auction bidding process to deflate prices at which they bought such securities and colluded to increase the prices at which they sold such securities to plaintiffs. The defendants' motion to dismiss this matter remains pending.

Swaps antitrust litigation
NWM Plc, NWM Securities Inc., and RBSG, as well as a number of other interest rate swap dealers, are defendants in several cases pending in the SDNY alleging violations of the US antitrust laws in the market for interest rate swaps. There is a consolidated class action complaint on behalf of persons who entered into interest rate swaps with the defendants, as well as non-class action claims by three swap execution facilities (TeraExchange, Javelin, and trueEx).  The plaintiffs allege that the swap execution facilities would have successfully established exchange-like trading of interest rate swaps if the defendants had not unlawfully conspired to prevent that from happening through boycotts and other means. Discovery in these cases is ongoing.

In addition, on 8 June 2017, TeraExchange filed a complaint against NWM Plc, NWM Securities Inc., and RBSG, as well as a number of other credit default swap dealers, in the SDNY. TeraExchange alleges it would have established exchange-like trading of credit default swaps if the defendant dealers had not engaged in an unlawful antitrust conspiracy. On 1 October 2018, the court dismissed all claims against NWM Plc, NWM Securities Inc., and RBSG.

Thornburg adversary proceeding
NWM Securities Inc. and certain affiliates, as well as several other financial institutions, were defendants in an adversary proceeding filed in the US bankruptcy court in Maryland by the trustee for TMST, Inc. (formerly known as Thornburg Mortgage, Inc.). The trustee sought recovery of transfers made under certain restructuring agreements as avoidable fraudulent and preferential transfers. On 26 October 2018, the bankruptcy court approved a US$23.5 million settlement of this matter. Group companies have paid this settlement amount, which was covered by a provision existing as of 30 September 2018.

Interest rate hedging products and similar litigation
NWM Plc is dealing with a number of active litigation claims in the UK in relation to the alleged mis-selling of interest rate hedging products (IRHPs). In general claimants allege that the relevant IRHPs were mis-sold to them, with some also alleging that misrepresentations were made in relation to LIBOR. Claims have been brought by customers who were considered under the UK Financial Conduct Authority (FCA) redress programme for IRHPs, as well as customers who were outside of the scope of that programme, which was closed to new entrants on 31 March 2015. NWM Plc remains exposed to potential claims from customers who were either ineligible to be considered for redress or who are dissatisfied with their redress offers.

Property Alliance Group (PAG) v NatWest Markets Plc was the leading case before the English High Court involving both IRHP mis-selling and LIBOR misconduct allegations. The amount claimed was £34.8 million and the trial ended in October 2016. In December 2016 the Court dismissed all of PAG's claims. PAG appealed that decision, and the Court of Appeal's judgment dismissing the appeal was handed down on 2 March 2018. On 24 July 2018 the Supreme Court declined the request from PAG for permission to appeal an aspect of the judgment relating to implied representations of Sterling LIBOR rates. The Court of Appeal's decision may impact other IRHP and LIBOR-related cases currently pending in the English courts, some of which involve substantial amounts.

Separately, NWM Plc is defending claims filed in France by five French local authorities relating to structured interest rate swaps. The plaintiffs allege, among other things, that the swaps are void for being illegal transactions, that they were mis-sold, and that information / advisory duties were breached. One of the claims is now at an end following the Court of Appeal's dismissal of the claim, and is not being appealed to the Supreme Court. Three of the claims were also dismissed but are subject to appeal to the Supreme Court. The fifth claim remains to be heard before the lower courts.

Tax dispute
HMRC issued a tax assessment in 2012 against NWM Plc for approximately £86 million regarding a value-added-tax ('VAT') matter in relation to the trading of European Union Allowances ('EUAs') by an RBS joint venture subsidiary in 2009. RBS has lodged an appeal, which is still to be heard, before the First-tier Tribunal (Tax), a specialist tax tribunal, challenging the assessment (the 'Tax Dispute'). In the event that the assessment is upheld, interest and costs would be payable, and a penalty of up to 100 per cent of the VAT held to have been legitimately denied by HMRC could also be levied. Separately, NWM Plc is a named defendant in civil proceedings before the High Court brought in 2015 by ten companies (all in liquidation) (the 'Liquidated Companies') and their respective liquidators (together, 'the Claimants'). The Liquidated Companies previously traded in EUAs in 2009 and are alleged to be defaulting traders within (or otherwise connected to) the EUA supply chains forming the subject of the Tax Dispute. The Claimants claim approximately £71.4 million plus interest and costs and allege that NWM Plc dishonestly assisted the directors of the Liquidated Companies in the breach of their statutory duties and/or knowingly participated in the carrying on of the business of the Liquidated Companies with intent to defraud creditors. The trial in that matter concluded on 20 July 2018 and judgment is awaited.

Notes on the accounts

9 Memorandum items continued
US Anti-Terrorism Act litigation
NWM Plc, NWM N.V. and certain other financial institutions are defendants in an action pending in the SDNY, filed in November 2017, by a number of US nationals (or their estates, survivors, or heirs), most of whom are or were US military personnel, who were killed or injured in attacks in Iraq between 2003 and 2011. The attacks were allegedly perpetrated by Hezbollah and certain Iraqi terror cells allegedly funded by the Islamic Republic of Iran. According to the plaintiffs' allegations, defendants are liable for damages arising from the attacks because they allegedly conspired with Iran and certain Iranian banks to assist Iran in transferring money to Hezbollah and the Iraqi terror cells, in violation of the US Anti-Terrorism Act, by agreeing to engage in 'stripping' of transactions initiated by the Iranian banks so that the Iranian nexus to the transactions would not be detected. The defendants have made a motion to dismiss this matter which is currently pending.

Securities underwriting litigation
NWM Securities Inc. is an underwriter defendant in several securities class actions in the US in which plaintiffs generally allege that an issuer of public debt or equity securities, as well as the underwriters of the securities (including NWM Securities Inc.), are liable to purchasers for misrepresentations and omissions made in connection with the offering of such securities.

Investigations and reviews
The Group's financial condition can be affected by the actions of various governmental and regulatory authorities in the UK, the US, the EU and elsewhere. Group companies have engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the UK, the US, the EU and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, business conduct, competition/anti-trust, anti-bribery, anti-money laundering and sanctions regimes.

Group companies have been providing, and continue to provide, information regarding a variety of matters, including, for example, the setting of benchmark rates and related derivatives trading, conduct in the foreign exchange market, and various issues relating to the issuance, underwriting, and sales and trading of fixed-income securities, including structured products and government securities, some of which have resulted, and others of which may result, in investigations or proceedings.

Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred by the Group, remediation of systems and controls, public or private censure, restriction of the Group's business activities and/or fines. Any of the events or circumstances mentioned in this paragraph or below could have a material adverse effect on the Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

The Group is co-operating fully with the investigations and reviews described below.

RMBS and other securitised products investigations
In the US, Group companies, including NWM Securities Inc., and its affiliates, have in recent years been involved in investigations relating to, among other things, issuance, underwriting and trading in RMBS and other mortgage-backed securities and collateralised debt obligations (CDOs).

Investigations by the US Department of Justice (DoJ) and certain state attorneys general relating to the issuance and underwriting of RMBS were resolved in 2018. Certain other state attorneys general have sought information regarding similar issues, and the Group is aware that at least one such investigation is ongoing.

In October 2017, NWM Securities Inc. entered into a non-prosecution agreement (NPA) with the United States Attorney for the District of Connecticut (USAO) in connection with alleged misrepresentations to counterparties relating to secondary trading in various forms of asset-backed securities. As part of the NPA, the USAO agreed not to file criminal charges relating to certain conduct and information described in the NPA if NWM Securities Inc. complies with the terms of the NPA. In October 2018, NWM Securities Inc. agreed to a six-month extension of the NPA while the USAO reviews the circumstances of an unrelated matter reported during the course of the NPA.

US mortgages - loan repurchase matters
Group companies in North America, including NWM Securities Inc. and its affiliates, were purchasers of non-agency residential mortgages in the secondary market, and an issuer and underwriter of non-agency RMBS, and in some circumstances, made certain representations and warranties regarding the characteristics of the underlying loans. As a result, NatWest Markets may be, or may have been, contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. Depending on the extent to which such loan repurchase related claims are pursued against and not rebutted by Group companies on timeliness or other grounds, the aggregate potential impact on Group companies, if any, may be material.

Foreign exchange related investigations
In 2014 and 2015, NWM Plc paid significant penalties to resolve investigations into its FX business by the FCA, the CFTC, the DoJ, and the Board of Governors of the Federal Reserve System (Federal Reserve). As part of its plea agreement with the DoJ, NWM Plc pled guilty to a one-count information charging an antitrust conspiracy occurring between as early as December 2007 to at least April 2010. NWM Plc admitted that it knowingly, through one of its euro/US dollar currency traders, joined and participated in a conspiracy to eliminate competition in the purchase and sale of the euro/US dollar currency pair exchanged in the FX spot market.

Notes on the accounts

9 Memorandum items continued
On 5 January 2017, the United States District Court for the District of Connecticut imposed a sentence on NWM Plc consisting of a US$395 million fine and a three-year probation, which among other things, prohibits NWM Plc from committing another crime in violation of US law or engaging in the FX trading practices that form the basis for the charged crime and requires NWM Plc to implement a compliance program designed to prevent and detect the unlawful conduct at issue and to strengthen its compliance and internal controls as required by other regulators (including the FCA and the CFTC). A violation of the terms of probation could lead to the imposition of additional penalties.

As part of the settlement with the Federal Reserve, NWM Plc and NWM Securities Inc. entered into a cease and desist order (the FX Order). In the FX Order, which is publicly available and will remain in effect until terminated by the Federal Reserve, NWM Plc and NWM Securities Inc. agreed to take certain remedial actions with respect to FX activities and certain other designated market activities, including the creation of an enhanced written internal controls and compliance program, an improved compliance risk management program, and an enhanced internal audit program. NWM Plc and NWM Securities Inc. are obligated to implement and comply with these programs as approved by the Federal Reserve, and are also required to conduct, on an annual basis, a review of applicable compliance policies and procedures and a risk-focused sampling of key controls.

NWM Plc and other Group companies are co-operating with investigations and responding to inquiries from other governmental and regulatory (including competition) authorities on similar issues relating to failings in NWM Plc's FX business. The timing and amount of financial penalties with respect to any further settlements and related litigation risks and collateral consequences remain uncertain and may well be material.

Systematic Anti-Money Laundering Programme assessment
In December 2018, the FCA commenced a Systematic Anti-Money Laundering Programme assessment of RBS Group. RBS Group is responding to requests for information from the FCA.

US/Swiss tax programme
In December 2015, Coutts & Co Ltd., a member of the Group incorporated in Switzerland, entered into a non-prosecution agreement (the NPA) with the DoJ. This was entered into as part of the DoJ's programme for Swiss banks, related to its investigations of the role that Swiss banks played in concealing the assets of US tax payers in offshore accounts (US related accounts). Coutts & Co Ltd. paid a US$78.5 million penalty and acknowledged responsibility for certain conduct set forth in a statement of facts accompanying the agreement. Under the NPA, which has a term of four years, Coutts & Co Ltd. is required, among other things, to provide certain information, cooperate with the DoJ's investigations, and commit no U.S. federal offences. If Coutts & Co Ltd. abides by the NPA, the DoJ will not prosecute it for certain tax-related and monetary transaction offences in connection with US related accounts.

Since the signing of the NPA in 2015, Coutts & Co Ltd has identified and disclosed to the DoJ a number of US related accounts that were not included in its original submission supporting the NPA. Coutts & Co Ltd is in discussions with the DoJ regarding these additional accounts and has agreed with the DoJ to undertake additional review work, which is ongoing.

Enforcement proceedings and investigations in relation to Coutts & Co Ltd
In February 2017, the Swiss Financial Market Supervisory Authority (FINMA) took enforcement action against Coutts & Co Ltd with regard to failures of money laundering checks and controls on certain client accounts that were connected with the Malaysian sovereign wealth fund, 1MDB, and were held with Coutts & Co Ltd. FINMA accordingly required Coutts & Co Ltd to disgorge profits of CHF 6.5 million. There are two administrative criminal proceedings pending before the Swiss Finance Department against two former employees of Coutts & Co Ltd. In addition, the Monetary Authority of Singapore (MAS)'s supervisory examination of Coutts & Co Ltd's Singapore branch revealed breaches of anti-money laundering requirements. MAS imposed on Coutts & Co Ltd financial penalties amounting to SGD 2.4 million in December 2016.

In addition, Coutts & Co Ltd continues to assist with investigations and enquiries from authorities where requested to do so.

Notes on the accounts

10 Adoption of IFRS 9

The Group's accounting policies have significantly changed on the adoption of IFRS 9 'Financial Instruments' with effect from 1 January 2018. Prior years are re-presented but there has been no restatement of prior year data.

IFRS 9 changed the classification categories of financial assets from IAS 39. Held-for-trading assets were classified to mandatory fair value through profit or loss; loans and receivables were classified to amortised cost; and available-for-sale assets were classified as fair value through other comprehensive income unless they were deemed to be in a fair value business model or failed the contractual cash flow requirements under IFRS 9. There were no changes in the classification and measurement of financial liabilities.

Loans to customers of £99 million were reclassified from loans and receivables under IAS 39 to fair value through profit or loss under IFRS 9. As a result, their carrying value increased by £30 million.

The net increase to loan impairments under IAS 39 was £617 million under the expected credit loss requirements of IFRS 9, including £82 million under provisions for contingent liabilities and commitments.

The impact on the Group's balance sheet at 1 January 2018 and the key movements in relation to the impact on classification and measurement expected credit losses and tax are as follows

:	Group
		Changes to presentation			IFRS 9 impact
		Held-for-trading
	31 December	exported to		31 December	Classification	Expected		1 January
	2017	trading	New	2017	&	credit		2018
	(IAS 39)	assets/liabilities	presentation	re-presented	measurement	losses	Tax	(IFRS 9)
	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	153	-	-	153	-	-	-	153
Trading assets		85,932	-	85,932	-	-	-	85,932
Derivatives		-	159,278	159,278	-	-	-	159,278
Settlement balances		-	2,497	2,497	-	-	-	2,497
Loans and advances to banks	19,262	(18,690)	(572)	-
Loans to banks - amortised cost		-	371	371	-	(2)	-	369
Loans and advances to customers	49,374	(39,736)	(9,638)	-
Loans to customers - amortised cost		-	9,638	9,638	(99)	(27)	-	9,512
Amounts due from holding company
and fellow subsidiaries		-	216	216	-	-	-	216
Debt securities	30,539	(27,481)	(3,058)	-
Equity shares	87	(25)	(62)	-
Other financial assets		-	3,120	3,120	170	-	-	3,290
Settlement balances	2,512	-	(2,512)	-
Derivatives	159,278	-	(159,278)	-
Other assets	465,032	-	-	465,032	486	(506)	(25)	464,987
Total assets	726,237	-	-	726,237	557	(535)	(25)	726,234

Liabilities
Deposits by banks	17,093	(16,486)	(607)	-
Bank deposits		-	528	528	-	-	-	528
Customer accounts	39,103	(35,840)	(3,263)	-
Customer deposits		-	3,257	3,257	-	-	-	3,257
Amounts due to holding company
and fellow subsidiaries		-	90	90	-	-	-	90
Debt securities in issue	12,362	(1,107)	(11,255)	-
Settlement balances	2,818	-	(1)	2,817	-	-	-	2,817
Trading liabilities		81,960	-	81,960	-	-	-	81,960
Short positions	28,527	(28,527)	-	-
Derivatives	153,330	-	-	153,330	-	-	-	153,330
Other financial liabilities		-	11,255	11,255	-	-	-	11,255
Other liabilities	437,744	-	(4)	437,740	-	82	(9)	437,813
Total liabilities	690,977	-	-	690,977	-	82	(9)	691,050

Total equity	35,260	-	-	35,260	557	(617)	(16)	35,184
Total liabilities and equity	726,237	-	-	726,237	557	(535)	(25)	726,234

Notes on the accounts

10 Adoption of IFRS 9 continued

	Bank
		Changes to presentation			IFRS 9 impact
		Held-for-trading
	31 December	exported to		31 December	Classification	Expected		1 January
	2017	trading	New	2017	&	credit		2018
	(IAS 39)	assets/liabilities	presentation	re-presented	measurement	losses	Tax	(IFRS 9)
	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	93	-	-	93	-	-	-	93
Trading assets	-	73,011	-	73,011	-	-	-	73,011
Derivatives	-	-	162,005	162,005	-	-	-	162,005
Settlement balances	-	-	1,614	1,614	-	-	-	1,614
Loans and advances to banks	18,814	(15,529)	(3,285)	-
Loans to banks - amortised cost	-	-	195	195	-	-	-	195
Loans and advances to customers	45,658	(33,893)	(11,765)	-
Loans to customers - amortised cost	-	-	9,133	9,133	(73)	(18)	-	9,042
Amounts due from holding company
and fellow subsidiaries	-	-	6,470	6,470	-	9	-	6,479
Debt securities	27,334	(23,565)	(3,769)	-
Equity shares	50	(24)	(26)	-
Investment in group undertakings	496	-	(496)	-
Other financial assets	-	-	3,079	3,079	71	1	-	3,151
Settlement balances	1,640	-	(1,640)	-
Derivatives	162,005	-	(162,005)	-
Investment in group undertakings	-	-	496	496	-	-	-	496
Other assets	269,799	-	(6)	269,793	548	(140)	(121)	270,080
Total assets	525,889	-	-	525,889	546	(148)	(121)	526,166

Liabilities
Deposits by banks	18,304	(14,816)	(3,488)	-
Bank deposits	-	-	527	527	-	-	-	527
Customer accounts	37,097	(22,052)	(15,045)	-
Customer deposits	-	-	3,063	3,063	-	-	-	3,063
Amounts due to holding company
and fellow subsidiaries	-	-	14,994	14,994	-	-	-	14,994
Debt securities in issue	12,362	(1,107)	(11,255)	-
Settlement balances	1,411	-	(39)	1,372	-	-	-	1,372
Trading liabilities	-	64,182	-	64,182	-	-	-	64,182
Short positions	26,207	(26,207)	-	-
Derivatives	155,098	-	-	155,098	-	-	-	155,098
Other financial liabilities	-	-	11,255	11,255	-	-	-	11,255
Other liabilities	230,888	-	(12)	230,876	-	31	-	230,907
Total liabilities	481,367	-	-	481,367	-	31	-	481,398

Total equity	44,522	-	-	44,522	546	(179)	(121)	44,768
Total liabilities and equity	525,889	-	-	525,889	546	(148)	(121)	526,166

The table below reflects the impact of IFRS 9 on total equity:
	Group	Bank
	£m	£m
At 31 December 2017 - under IAS 39	35,260	44,522
Classification & measurement	557	546
- Mandatory fair value through profit or loss assets - adjustments following business model reviews (SPPI) (1)	578	544
- Equity shares held at cost under IAS 39 - fair value adjustments through FVOCI reserve	45	(1)
- Additional write-down of amortised cost assets	(66)	3
Expected credit losses	(617)	(179)
- Amortised cost assets	(535)	(148)
- Contingent liabilities and commitments	(82)	(31)
Tax	(16)	(121)
At 1 January 2018 - under IFRS on transition to IFRS 9	35,184	44,768

Note:
(1)   Includes £582 million credit in relation to Loans to customers and £4 million debit in relation to debt securities.

Notes on the accounts

11 Related parties
UK Government
On 1 December 2008, the UK Government through HM Treasury became the ultimate controlling party of The Royal Bank of Scotland Group plc. The UK Government's shareholding is managed by UK Government Investments Limited, a company wholly owned by the UK Government. As a result, the UK Government and UK Government controlled bodies became related parties of the Group.

In 2015, HM Treasury sold 630 million of RBS Group's ordinary shares. In June 2018 HMT sold a further 925 million. At 31 December 2018, HM Treasury's holding in the RBS Group's ordinary shares was 62.3%.
The Group enters into transactions with many of these bodies on an arm's length basis. Transactions include the payment of: taxes principally UK corporation tax (refer to Note 6 of this document) and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies; together with banking transactions such as loans and deposits undertaken in the normal course of banker-customer relationships.

Bank of England facilities
The Group may participate in a number of schemes operated by the Bank of England in the normal course of business.
Members of the Group that are UK authorised institutions are required to maintain non-interest bearing (cash ratio) deposits with the Bank of England amounting to 0.296% of their average eligible liabilities in excess of £600 million. They also have access to Bank of England reserve accounts: sterling current accounts that earn interest at the Bank of England Rate.

Other related parties
(a)  In their roles as providers of finance, Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business and on arm's length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.
(b)  The Group recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to the Group.
(c)  In accordance with IAS 24, transactions or balances between Group entities that have been eliminated on consolidation are not reported.
(d)  The captions in the primary financial statements of the parent company include amounts attributable to subsidiaries. These amounts have been disclosed in aggregate in the relevant notes to the financial statements.

The table below discloses items included in income and operating expenses on transactions between the Group and fellow subsidiaries of the RBS Group.
	2018	2017	2016
	£m	£m	£m
Interest receivable	53	1	-
Interest payable	(315)	(7)	(1)
Fees and commissions receivable	3	1	1
Fees and commissions payable	(8)	-	-
Continuing operations	(267)	(5)	-
Discontinued operations	(720)	(1,031)	(950)

12 Date of Approval
The Annual results for the year ended 31 December 2018 were approved by the Board of directors on 14 February 2019.

13 Post balance sheet events
There have been no other significant events between 31 December 2018 and the date of approval of these accounts which would require a change to or additional disclosure in the accounts.

Risk Factors

Principal Risks and Uncertainties
Set out below are certain risk factors that could adversely affect the Group's future results, its financial condition and prospects and cause them to be materially different from what is forecast or expected and either directly or indirectly impact the value of its securities in issue. These risk factors are broadly categorised and should be read in conjunction with the forward looking statements section, the strategic report and the capital and risk management section of this annual report and should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties facing the Group.

Financial resilience risk
The implementation of the UK ring-fencing regime has had a significant impact on the Bank and entails increased risks
Prior to the implementation of the UK ring-fencing regime, the Bank was the RBS Group's principal operating subsidiary. Following the various business transfers effected in 2018, predominantly from the Group to the ring-fenced entities in the RBS Group, the Bank is now the principal holding company for most of the RBS Group's operations outside the ring-fence (excluding RBS International and, currently, NatWest Markets N.V. ('NWM NV')). As a result, the Bank can no longer accept deposits from certain retail and small business customers in the EEA (and post-Brexit, in the EEA and the UK) and the remaining operations of the Group only comprise the NatWest Markets franchise serving UK and Western European corporate and institutional customers, providing them with trading, risk management and financing solutions. These business operations are subject to further potential changes as a result of the UK's departure from the European Union (see also, 'The RBS Group is seeking the requisite permissions to implement its plan for continuity of business impacted by the UK's departure from the EU') and the planned transfer of NWM NV into the Group later in 2019.

The implementation of ring-fencing has had a significant impact on the Bank with a reduction in its operational footprint, changes in Board composition, balance sheet composition, its cost:income and CET1 ratios and risk profile, and its funding strategy, capital requirements and credit ratings. Accordingly, the Bank has adapted its strategy and business model and adopted new processes and structures for, among other things, financial reporting, risk management and corporate governance and has also implemented a shared services model with the ring-fenced entities for certain other services, the execution of which is subject to various internal and external factors and risks (see also, 'The Group may not meet targets nor generate sustainable returns'). There can be no certainty that the Group will be a viable, competitive or profitable banking business.

The Group is reliant on access to the global capital markets to meet its funding requirements, both directly, and indirectly through its parent for the purchase of its internal MREL.
The Group's funding plan currently requires that in 2019 the Group issue £3-5 billion in senior unsecured funding in order to meet its near-term debt re-financing and funding requirements, based on its current and anticipated business activities,and such funding requirements necessitate the Group to diversify its existing funding sources. The Group is therefore reliant on frequent access to the global capital markets for funding, and on terms that are acceptable to it. Such access entails execution risk and could be impeded by a number of internal or external factors, including, those referred to below in 'The Group faces market risk as a result of increased political and economic risks and uncertainty in the UK and global markets', 'Uncertainties surrounding the UK's withdrawal from the European Union may adversely affect the Group' and 'Any reduction in the credit rating assigned to RBSG, any of its subsidiaries (including the Bank or other Group subsidiaries) or any of their respective debt securities could adversely affect the availability of funding for the Group, reduce the Group's liquidity position and increase the cost of funding'.

In addition, the Group receives capital and funding from the RBS Group. The Group is required to maintain a set quantum of internal MREL, set as a percentage of its RWAs, which comprises loss-absorbing senior funding and regulatory capital instruments internally issued up to its parent RBSG. These instruments must be compliant with the minimum requirements for own funds and eligible liabilities ('MREL') as set forth by the Bank of England. The Bank of England has identified single point-of-entry as the preferred resolution strategy for RBS Group. Therefore, only RBSG is able to externally issue MREL eligible securities to investors, the proceeds of which can then be downstreamed to meet the internal MREL issuance requirements of its operating entities, including the Bank, as required. As a result, the Group's future ability to meet its internal MREL requirements will be reliant on its level of RWAs and RBSG's ability to issue sufficient amounts of external MREL securities and downstream the proceeds, as required, to the Group. The Group currently holds adequate regulatory capital and CRR-compliant MREL which, as at 31 December 2018, totalled 34% of RWAs.

The inability of the Group to adequately access the global capital markets, to reduce its RWAs in line with assumptions in its funding plans, or to receive the downstreaming of internal MREL, may adversely affect the Group, such that the Group may not constitute a viable banking business and/or fail to meet its regulatory capital and/or MREL requirements.

The Group may not meet the prudential regulatory requirements for capital and liquidity, or manage its capital, liquidity or funding effectively which could trigger certain management actions or recovery options.
The Group is required by regulators in the UK, the EU and other jurisdictions in which it undertakes regulated activities to maintain adequate financial resources. Adequate capital also gives the Group financial flexibility in the face of turbulence and uncertainty in the global economy and specifically in its core UK and European markets.

As at 31 December 2018, the Bank's CET1 ratio was 15.6%. The Bank's target CET1 ratio is now approximately 15% (on an unconsolidated basis. This target CET1 ratio is based on the Bank's expected regulatory requirements, internal modelling and risk appetite, including under stress scenarios. The Bank's current capital strategy is based on the planned reduction of its RWAs through disposals, natural attrition and other capital management initiatives (including the payment of dividends to RBSG, the Bank's parent company).

Other factors that could influence the Bank's CET1 ratio include, amongst other things:
●    a depletion of the Bank's capital resources through increased costs or liabilities, losses (which would in turn impact retained earnings), sustained periods of low or lower interest rates, reduced asset values resulting in write-downs, impairments, changes in accounting policy, accounting charges or foreign exchange movements;
●    a change in the quantum of the Bank's RWAs, with an increase in RWAs leading to a reduction in the CET1 ratio (and increase in the amount of internal MREL required);
●    changes in prudential regulatory requirements including the Bank's Total Capital Requirement set by the PRA, including Pillar 2 requirements and regulatory buffers, as well as any applicable scalars; or
●    further losses (including as a result of extreme one-off incidents such as cyber, fraud or conduct issues) or a failure to meet profitability targets would deplete capital resources and place downward pressure on the CET1 ratio.

Risk Factors

In addition to regulatory capital, the Bank is required to maintain a set quantum of internal MREL set as a percentage of its RWAs. See  'The Group is reliant on access to the global capital markets to meet its funding requirements, both directly, and indirectly, through its parent for the purchase of its internal MREL'.

If, under a stress scenario, the capital or leverage ratio falls outside of risk appetite, there are a range of recovery management actions (focussed on risk reduction and mitigation) that the Bank could take to manage its capital and leverage levels, which may or may not be sufficient to restore adequate capital and leverage levels.

Under the EU Bank Recovery and Resolution Framework ('BRRD'), as implemented in the UK, a breach of the Group's applicable capital or leverage requirements would trigger consideration of the Group's recovery plan, and in turn may prompt consideration of the RBS Group's recovery plan. The RBS Group may address a shortage of capital by taking action, or requiring the Group to take action, to reduce leverage exposure and/or RWAs via asset or business disposals. The RBS Group's (and the Bank's) regulator may also request that the Group carry out additional capital management actions. The Bank of England has identified single point-of-entry as the preferred resolution strategy for RBS Group. However, under certain conditions set forth in the BRRD, as the UK resolution authority, the Bank of England also has the power to 'bail-in' certain securities of the Group without further action at the RBS Group level.

Any capital management actions taken under a stress scenario may affect, among other things, the Group's product offering, credit ratings, ability to operate its businesses and pursue its current strategies and strategic opportunities as well as negatively impacting investor confidence and the value of the Group's securities. See also, 'The RBS Group (including the Group) may become subject to the application of UK statutory stabilisation or resolution powers which may result in, among other actions, the write-down or conversion of  the Group's Eligible Liabilities'.

The Group is required to access sources of liquidity and funding through deposits and wholesale funding, including debt capital markets and trading liabilities such as repurchase agreements. Due to the implementation of the UK ring-fencing regime the Group can no longer accept deposits from certain retail and small business customers in the EEA (and post-Brexit, in the EEA and the UK). As at 31 December 2018, the Group held £5.3 billion in deposits from corporate and institutional clients. The level of deposits and wholesale funding may fluctuate due to factors outside the Group's control, such as a loss of confidence (including in individual Group entities) and increasing competitive pressures for bank funding or the reduction or cessation of deposits and other funding by foreign counterparties, which could result in a significant outflow of deposits or reduction in wholesale funding within a short period of time. See also, 'The Group has significant exposure to counterparty and borrower risk'. An inability to grow, roll-over, or any material decrease in, the Group's deposits could, particularly if accompanied by one of the other factors described above, materially affect the Group's ability to satisfy its liquidity needs.

As at 31 December 2018, the Group reported a liquidity coverage ratio of 457%. If its liquidity position were to come under stress and if the Group is unable to raise funds through deposits or wholesale funding sources on acceptable terms or at all, its liquidity position could be adversely affected and it might be unable to meet deposit withdrawals on demand, buy back requests, to repay borrowings as they mature, to meet its obligations under committed financing facilities, to comply with regulatory funding requirements, to undertake certain capital and/or debt management activities, or to fund new loans, investments and businesses. The Group may need to liquidate unencumbered assets to meet its liabilities, including disposals of assets not previously identified for disposal to reduce its funding commitments. In a time of reduced liquidity, or market stress, the Group may be unable to sell some of its assets, or may need to sell assets at depressed prices, which in either case could negatively affect the Group's results.

As previously announced, as of 1 November 2018, the Bank ceased to be a party to the UK DoLSub, and the Group now manages liquidity risk, including through holding its own liquidity portfolio, on a stand-alone basis. It therefore has restricted access to liquidity or funding from other RBS Group entities. As a result, the Bank's liquidity position could be adversely affected, which may require unencumbered assets to be liquidated or may result in higher funding costs which may impact the Group's margins and profitability. As of 1 November 2018, the Bank has also ceased to be a party to the RBS Group Capital Support Deed, and now has its own separate Capital Support Deed, which facilitates capital support amongst the participating entities in the Group. The Bank's management of its own liquidity portfolio and the new structure of capital support are subject to operational and execution risk, as the Bank is now required to meet its own liquidity and capital requirements.

The Group may not meet targets nor generate sustainable returns.
As part of the RBS Group's strategy, the Group is engaged principally in providing financing, risk management and trading solutions to global customers across Europe, the USA and Asia and has set a number of financial, capital and operational targets for the Group including in respect of: cost:income ratios, cost reductions, CET1 ratio targets (for the Bank), leverage ratio targets (for the Bank), funding plans and requirements, reductions in RWAs and the timing thereof, employee engagement, diversity and inclusion as well as environmental, social and customer satisfaction targets.

The Group's ability to meet its targets and to successfully implement its strategy is subject to various internal and external factors and risks. These include, but are not limited to, market, regulatory, economic and political factors, developments relating to litigation, governmental actions, investigations and regulatory matters, and operational risks and risks relating to the Group's business model and strategy (including emerging risks associated with environmental, social and governance issues). A number of factors may impact the Bank's ability to maintain its current CET1 ratio target, including impairments, limited organic capital generation or unanticipated increases in RWAs. In addition, the run-down of RWAs may be accompanied by the recognition of disposal losses which may be higher than anticipated.

The Group's ability to meet its cost:income ratio targets and the planned reductions in annual underlying costs may vary considerably from year to year. Furthermore, the focus on meeting cost reduction targets may result in limited investment in other areas which could affect the Group's long-term product offering or competitive position and its ability to meet its other targets, including those related to customer satisfaction.

The Group is currently loss-making. There is no certainty that the Group's strategy will be successfully executed, that the Group will meet its targets and expectations, or that the Group will be a viable, competitive or profitable banking business.

Risk Factors

Any reduction in the credit rating assigned to RBSG, any of its subsidiaries (including the Bank or other Group subsidiaries) or any of their respective debt securities could adversely affect the availability of funding for the Group, reduce the Group's liquidity position and increase the cost of funding.
Rating agencies regularly review RBSG, the Bank and other RBS Group entity credit ratings, which could be negatively affected by a number of factors, including political and regulatory developments, changes in rating methodologies, changes in the relative size of the loss-absorbing buffers protecting bondholders and depositors, a challenging macroeconomic environment, the impact of Brexit, a potential second Scottish independence referendum, further reductions of the UK's sovereign credit rating, market uncertainty and the inability of the Group to produce profits.

Any reductions in the credit ratings of RBSG, the Bank or of certain other RBS Group entities, including, in particular, downgrades below investment grade, may affect the Group's access to money markets, reduce the size of its deposit base and trigger additional collateral or other requirements in derivatives contracts and other secured funding arrangements or the need to amend such arrangements, which could adversely affect the Group's (and, in particular, the Bank's) cost of funding and its access to capital markets and could limit the range of counterparties willing to enter into transactions with the Group (and, in particular, the Bank).  This could in turn adversely impact its competitive position and threaten the prospects of the Group in the short to medium-term.

The Group operates in markets that are highly competitive, with increasing competitive pressures and technology disruption.
The market for international investment banking is highly competitive, and the Group expects such competition to continue or intensify in response to customer behaviour, technological changes, competitor behaviour, new entrants to the market, industry trends resulting in increased disaggregation or unbundling of financial services, and the impact of regulatory actions and other factors.

Increasingly many of the products and services offered by the Group are, and will become, technology intensive and the Group's ability to develop such services and comply with related regulatory changes has become increasingly important to retaining and growing the Group's client businesses across its geographical footprint. There can be no certainty that the Group's innovation strategy (which includes investment in its IT capability intended to improve its core infrastructure and client interface capabilities as well as investments and partnerships with third party technology providers) will be successful or that it will allow the Group to continue to grow such services in the future and certain of the Group's current or future competitors may be more successful in implementing innovative technologies for delivering products or services to their clients.

Furthermore, the Group's competitors may be better able to attract and retain clients and key employees and may have access to lower cost funding and/or be able to attract deposits or provide investment banking services on more favourable terms than the Group. Although the Group invests in new technologies and participates in industry and research led initiatives aimed at developing new technologies, such investments may be insufficient or ineffective, especially given the Group's focus on its cost savings targets, which may limit additional investment in areas such as financial innovation and therefore could affect the Group's offering of innovative products or technologies for delivering products or services to clients and its competitive position. The Group may also fail to identify future opportunities or derive benefits from disruptive technologies in the context of rapid technological innovation, changing customer behaviour and growing regulatory demands. Furthermore, the development of innovative products depends on the Group's ability to produce underlying high quality data, failing which its ability to offer innovative products may be compromised.

If the Group is unable to offer competitive, attractive and innovative products that are also profitable, it will lose market share, incur losses on some or all of its activities and lose opportunities for growth. In this context, the Group is investing in the automation of certain solutions and interactions within its customer-facing businesses, including through artificial intelligence. Such initiatives may result in operational, reputational and conduct risks if the technology used is defective, or is not fully integrated into the Group's current solutions or does not deliver expected cost savings. The investment in automated processes will likely also result in increased short-term costs for the Group.

In addition, recent and future disposals and restructurings by the Group, cost-cutting measures, as well as employee remuneration constraints, may also have an impact on its ability to compete effectively and intensified competition from incumbents, challengers and new entrants in the Group's core markets could affect the Group's ability to provide satisfactory returns. Furthermore, continued consolidation in certain sectors of the financial services industry could result in the Group's remaining competitors gaining greater capital and other resources, including the ability to offer a broader range of products and services and geographic diversity, or the emergence of new competitors.

The Group may be adversely affected if the RBS Group fails to meet the requirements of regulatory stress tests.
The RBS Group is subject to annual stress tests by its regulator in the UK and is also subject to stress tests by European regulators with respect to RBSG, NWM N.V. and Ulster Bank Ireland DAC. Stress tests are designed to assess the resilience of banks to potential adverse economic or financial developments and ensure that they have robust, forward-looking capital planning processes that account for the risks associated with their business profile. If the stress tests reveal that a bank's existing regulatory capital buffers are not sufficient to absorb the impact of the stress, then it is possible that the bank will need to take action to strengthen its capital position.

Failure by the RBS Group to meet the quantitative and qualitative requirements of the stress tests carried out by its regulators in the UK and elsewhere may result in the RBS Group's regulators requiring the RBS Group to generate additional capital, reputational damage, increased supervision and/or regulatory sanctions and/or loss of investor confidence.

The Group has significant exposure to counterparty and borrower risk.
The Group has exposure to many different industries, customers and counterparties, and risks arising from actual or perceived changes in credit quality and the recoverability of monies due from borrowers and other counterparties are inherent in a wide range of the Group's businesses. These are particularly relevant for those businesses for which the concentration of client income is heavily weighted towards a specific geographic region, industry or client base. The Group is exposed to credit risk if a customer, borrower or counterparty defaults, or under IFRS 9, suffers a sufficiently significant deterioration of credit quality under SICR ('significant increases in credit risk') rules such that it moves to Stage 2 for impairment calculation purposes. Credit risk may arise from a variety of business activities, including, but not limited to: extending credit to clients through various lending commitments; entering into swap or other derivative contracts under which counterparties have obligations to make payments to the Group (including un-collateralised derivatives); providing short or long-term funding that is secured by physical or financial collateral whose value may at times be insufficient to fully cover the loan repayment amount; posting margin and/or collateral and other commitments to clearing houses, clearing agencies, exchanges, banks, securities firms and other financial counterparties; and investing and trading in securities and loan pools, whereby the value of these assets may fluctuate based on realised or expected defaults on the underlying obligations or loans.

Risk Factors

See also, 'Capital and risk management - Credit Risk'. Any negative developments in the activities listed above may negatively impact the Group's clients and credit exposures, which may, in turn, impact the Group's profitability.

The credit quality of the Group's borrowers and other counterparties is impacted by prevailing economic and market conditions and by the legal and regulatory landscape in the UK and Europe in general, and any deterioration in such conditions or changes to legal or regulatory landscapes could worsen borrower and counterparty credit quality and consequently impact the Group's ability to enforce contractual security rights. See also, 'The Group faces market risk as a result of increased political and economic risks and uncertainty in the UK and global markets'.

Concerns about, or a default by, a financial institution could lead to significant liquidity problems and losses or defaults by other financial institutions, since the commercial and financial soundness of many financial institutions is closely related and inter-dependent as a result of credit, trading, clearing and other relationships among these financial institutions. Any perceived lack of creditworthiness of a counterparty may lead to market-wide liquidity problems and losses for the Group. This systemic risk may also adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which the Group interacts on a daily basis. See also, 'The Group is reliant on access to the global capital markets to meet its funding requirements, both directly, and indirectly through its parent for the purchase of its internal MREL'.

As a result, borrower and counterparty credit quality may cause accelerated impairment charges under IFRS 9, increased repurchase demands, higher costs, additional write-downs and losses for the Group and an inability to engage in routine funding transactions.

The Group could incur losses or be required to maintain higher levels of capital as a result of limitations or failure of various models.
Given the complexity of the Group's business, strategy and capital requirements, the Group relies on analytical models for a wide range of purposes, including to manage its business, assess the value of its assets and its risk exposure, as well as to anticipate capital and funding requirements (including to facilitate the RBS Group's mandated stress testing). In addition, the Group utilises models for valuations, credit approvals, calculation of loan impairment charges on an IFRS 9 basis, financial reporting and for financial crime and fraud risk management. The Group's models, and the parameters and assumptions on which they are based, are periodically reviewed and updated to maximise their accuracy.

Such models are inherently designed to be predictive in nature. Failure of these models, including due to errors in model design or inputs, to accurately reflect changes in the micro and macroeconomic environment in which the Group operates, to capture risks and exposures at the subsidiary level, to be updated in line with the Group's current business model or operations, or findings of deficiencies by the RBS Group (and in particular, the Group's) regulators (including as part of the RBS Group's mandated stress testing) may result in increased capital requirements or require management action.  The Group may also face adverse consequences as a result of actions by management based on models that are poorly developed, implemented or used, models that are based on inaccurate or compromised data or as a result of the modelled outcome being misunderstood, or by such information being used for purposes for which it was not designed.

The Group's financial statements are sensitive to underlying accounting policies, judgements, estimates and assumptions.
The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses, exposures and RWAs. Due to the inherent uncertainty in making estimates (particularly those involving the use of complex models), future results may differ from those estimates. Estimates, judgements, assumptions and models take into account historical experience and other factors, including market practice and expectations of future events that are believed to be reasonable under the circumstances.

The accounting policies deemed critical to the Group's results and financial position, based upon materiality and significant judgements and estimates, which include loan impairment provisions, are set out in 'Critical accounting policies and key sources of estimation uncertainty' on pages 72 of the 2018 Annual Report and Accounts. New accounting standards and interpretations that have been issued by the International Accounting Standards Board but which have not yet been adopted by the Group are discussed in 'Accounting developments' on page 72 of the 2018 Annual Report and Accounts.

Changes in accounting standards may materially impact Group's financial results.
Changes in accounting standards or guidance by accounting bodies or in the timing of their implementation, whether immediate or foreseeable, could result in the Group having to recognise additional liabilities on its balance sheet, or in further write-downs or impairments and could also significantly impact the financial results, condition and prospects of the Group.

In January 2018, a new accounting standard for financial instruments (IFRS 9) became effective, which introduced impairment based on expected credit losses, rather than the incurred loss model previously applied under IAS 39. The Group expects IFRS 9 to create earnings and capital volatility.

The Group's trading assets amounted to £75 billion as at 31 December 2018. The valuation of financial instruments, including derivatives, measured at fair value can be subjective, in particular where models are used which include unobservable inputs. Generally, to establish the fair value of these instruments, the Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently credible, internal valuation models that utilise observable market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilised by such valuation models may not be available or may become unavailable due to prevailing market conditions. In such circumstances, the Group's internal valuation models require the Group to make assumptions, judgements and estimates to establish fair value, which are complex and often relate to matters that are inherently uncertain. Any of these factors could require the Group to recognise fair value losses, which may have an adverse effect on the Group's income generation and financial position.

The Group will adopt IFRS 16 Leases with effect from 1 January 2019 as disclosed in the Accounting Policies. This is expected to increase Other assets by £21 million and Other liabilities by £27 million. While adoption of this standard has no effect on the Group's cash flows, it will impact financial ratios which may influence investors' perception of the financial condition of the Group.

The value or effectiveness of any credit protection that the Group has purchased depends on the value of the underlying assets and the financial condition of the insurers and counterparties.
The Group has some credit exposure arising from over-the-counter derivative contracts, mainly credit default swaps (CDSs), and other credit derivatives, each of which are carried at fair value.

Risk Factors

The fair value of these CDSs, as well as the Group's exposure to the risk of default by the underlying counterparties, depends on the valuation and the perceived credit risk of the instrument against which protection has been bought. Many market counterparties have been adversely affected by their exposure to residential mortgage-linked and corporate credit products, whether synthetic or otherwise, and their actual and perceived creditworthiness may deteriorate rapidly. If the financial condition of these counterparties or their actual or perceived creditworthiness deteriorates, the Group may record further credit valuation adjustments on the credit protection bought from these counterparties under the CDSs. The Group also recognises any fluctuations in the fair value of other credit derivatives. Any such adjustments or fair value changes may have a negative impact on the Group's results.

The RBS Group (including the Group) may become subject to the application of UK statutory stabilisation or resolution powers which may result in, among other actions, the write-down or conversion of the Group's Eligible Liabilities.
The Banking Act 2009, as amended ('Banking Act'), implements the BRRD in the UK and creates a special resolution regime ('SRR'). Under the SRR, HM Treasury, the Bank of England and the PRA and FCA (together 'Authorities') are granted substantial powers to resolve and stabilise UK-incorporated financial institutions. Five stabilisation options exist under the current SRR: (i) transfer of all of the business of a relevant entity or the shares of the relevant entity to a private sector purchaser; (ii) transfer of all or part of the business of the relevant entity to a 'bridge bank' wholly-owned by the Bank of England; (iii) transfer of part of the assets, rights or liabilities of the relevant entity to one or more asset management vehicles for management of the transferor's assets, rights or liabilities; (iv) the write-down, conversion, transfer, modification, or suspension of the relevant entity's equity, capital instruments and liabilities ('Eligible Liabilities'); and (v) temporary public ownership of the relevant entity.  These tools may be applied to RBSG as the parent company or to the Group, as an affiliate, where certain conditions are met (such as, whether the firm is failing or likely to fail, or whether it is reasonably likely that action will be taken (outside of resolution) that will result in the firm no longer failing or being likely to fail). Moreover, the SRR provides for modified insolvency and administration procedures for relevant entities, and confers ancillary powers on the Authorities, including the power to modify or override certain contractual arrangements in certain circumstances. The Authorities are also empowered by order to amend the law for the purpose of enabling the powers under the SRR to be used effectively. Such orders may promulgate provisions with retrospective applicability.

Under the Banking Act, the Authorities are generally required to have regard to specified objectives in exercising the powers provided for by the Banking Act. One of the objectives (which is required to be balanced as appropriate with the other specified objectives) refers to the protection and enhancement of the stability of the financial system of the UK. Moreover, the 'no creditor worse off' safeguard contained in the Banking Act may not apply in relation to an application of the separate write-down and conversion power relating to capital instruments under the Banking Act, in circumstances where a stabilisation power is not also used; holders of debt instruments which are subject to the power may, however, have ordinary shares transferred to or issued to them by way of compensation.

Uncertainty exists as to how the Authorities may exercise the powers granted to them under the Banking Act. In addition, the determination that ordinary shares, securities and other obligations issued by RBS Group (including the Group) may be subject to write-down, conversion or 'bail-in' (as applicable) is unpredictable and may depend on factors outside of the Group's control. Moreover, the relevant provisions of the Banking Act remain untested in practice. However, if the Group (or any other RBS Group entity) is at or is approaching the point of non-viability such that regulatory intervention is required, any exercise of the resolution regime powers by the Authorities may adversely affect holders of the Group's securities that fall within the scope of 'bail-in' powers. This may result in various actions being undertaken in relation to the Group and any securities of the Group, including the write-down of certain of the Group's Eligible Liabilities which would adversely affect the financial results, condition and prospects of the Group.

Operational and IT resilience risk
The Group is subject to increasingly sophisticated and frequent cyberattacks.
The Group is experiencing continued cyberattacks across the entire Group, with an emerging trend of attacks against the Group's supply chain, re-enforcing the importance of due diligence and close working with the third parties on which the Group relies. The Group is reliant on technology, which is vulnerable to attacks, with cyberattacks increasing in terms of frequency, sophistication, impact and severity.  As cyberattacks evolve and become more sophisticated, the Group will be required to invest additional resources to upgrade the security of its systems. In 2018, the Group was subjected to a small but increasing number of Distributed Denial of Service ('DDOS') attacks, which are a pervasive and significant threat to the global financial services industry.  The Group fully mitigated the impact of these attacks whilst sustaining full availability of services for its customers. Hostile attempts are made by third parties to gain access to and introduce malware (including ransomware) into the Group's IT systems, and to exploit vulnerabilities. The Group has information security controls in place, which are subject to review on a continuing basis, but there can be no assurance that such measures will prevent all DDOS attacks or other cyberattacks in the future.  See also, 'The Group's operations are highly dependent on its IT systems'.

Any failure in the Group's cybersecurity policies, procedures or controls, may result in significant financial losses, major business disruption, inability to deliver customer services, or loss of data or other sensitive information (including as a result of an outage) and may cause associated reputational damage. Any of these factors could increase costs (including costs relating to notification of, or compensation for clients and credit monitoring), result in regulatory investigations or sanctions being imposed or may affect the Group's ability to retain and attract clients. Regulators in the UK, US and Europe continue to recognise cybersecurity as an increasing systemic risk to the financial sector and have highlighted the need for financial institutions to improve their monitoring and control of, and resilience (particularly of critical services) to cyberattacks, and to provide timely notification of them, as appropriate.

Additionally, parties may also fraudulently attempt to induce employees, customers, third party providers or other users who have access to the Group's systems to disclose sensitive information in order to gain access to the Group's data or that of the Group's clients or employees. Cybersecurity and information security events can derive from human error, fraud or malice on the part of the Group's employees or third parties, including third party providers, or may result from accidental technological failure.

In accordance with the General Data Protection Regulation ('GDPR'), the Group is required to ensure it timely implements appropriate and effective organisational and technological safeguards against unauthorised or unlawful access to data of the Group, its clients and its employees. In order to meet this requirement, the Group relies on the effectiveness of its internal policies, controls and procedures to protect the confidentiality, integrity and availability of information held on its IT systems, networks and devices as well as with third parties with whom the Group interacts and a failure to monitor and manage data in accordance with the GDPR requirements may result in financial losses, regulatory fines and investigations and associated reputational damage. In addition, whilst the Group takes appropriate measures to prevent, detect and minimise attacks, the Group's systems, and those of third party providers, are subject to frequent cyberattacks.

Risk Factors

The Group expects greater regulatory engagement, supervision and enforcement in relation to its overall resilience to withstand IT and related disruption, either through a cyberattack or some other disruptive event. However, due to the Group's reliance on technology and the increasing sophistication, frequency and impact of cyberattacks, it is likely that such attacks could have a material impact on the Group.

Operational risks are inherent in the Group's businesses.
Operational risk is the risk of loss resulting from inadequate or failed internal processes, procedures, people or systems, or from external events, including legal risks. The Group operates in many countries, offering a diverse range of products and services supported by 3,200 employees; it therefore has complex and diverse operations. As a result, operational risks or losses can arise from a number of internal or external factors. These risks are also present when the Group relies on outside suppliers or vendors to provide services to it or its clients, as is increasingly the case as the Group implements new technologies, innovates and responds to regulatory and market changes.

Operational risks continue to be heightened as a result of the Group's current cost-reduction measures and conditions affecting the financial services industry generally (including Brexit and other geo-political developments) and in particular the legal and regulatory uncertainty resulting therefrom. This may place significant pressure on the Group's ability to maintain effective internal controls and governance frameworks. In particular, new governance frameworks have recently been put into place throughout the RBS Group for certain RBS Group entities (including entities within the Group), due to the implementation of the UK ring-fencing regime and the resulting legal entity structure. The Group is also dependent on the RBS Group for certain shared critical services. The effective management of operational risks is critical to meeting customer service expectations and retaining and attracting client business. Although the Group has implemented risk controls and loss mitigation actions, and significant resources and planning have been devoted to mitigate operational risk, there is uncertainty as to whether such actions will be effective in controlling each of the operational risks faced by the Group.

The Group's operations are highly dependent on its IT systems.
The Group's operations are highly dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations. The proper functioning of the Group's payment systems, financial and sanctions controls, risk management, credit analysis and reporting, accounting, customer service and other IT systems, are critical to the Group's operations.

Individually or collectively, any critical system failure, prolonged loss of service availability or material breach of data security could cause serious damage to the Group's ability to provide services to its clients, which could result in significant compensation costs or regulatory sanctions (including fines resulting from regulatory investigations) or a breach of applicable regulations. In particular, failures or breaches resulting in the loss or publication of confidential customer data could cause long-term damage to the Group's reputation and could affect its regulatory approvals, competitive position, business and brands, which could undermine its ability to attract and retain clients. This risk is heightened as the Group continues to innovate and offer new digital solutions to its clients as a result of the trend towards online and digital product offerings.

In 2018, the Group upgraded its IT systems and technology and expects to continue to make considerable investments to further simplify, upgrade and improve its IT and technology capabilities (including migration to the Cloud) to make them more cost-effective, improve controls and procedures, strengthen cyber security, enhance digital services provided to its clients and improve the Group's competitive position. Should such investment and rationalisation initiatives fail to achieve the expected results or prove to be insufficient due to cost challenges or otherwise, this could negatively affect the Group's operations, its reputation and ability to retain or grow its client business or adversely impact its competitive position, thereby negatively impacting the Group's financial position.

The Group relies on attracting, retaining, developing and remunerating senior management and skilled personnel (such as market trading specialists), and is required to maintain good employee relations.
The Group's current and future success depends on its ability to attract, retain, develop and remunerate highly skilled and qualified personnel, including senior management, directors, market trading specialists and key employees, in a highly competitive labour market and under internal cost reduction pressures. This entails risk, particularly in light of heightened regulatory oversight of banks and the increasing scrutiny of, and (in some cases) restrictions placed upon, employee compensation arrangements, in particular those of banks in receipt of government support such as the RBS Group, which may have an adverse effect on the Group's ability to hire, retain and engage well-qualified employees. The market for skilled personnel is increasingly competitive, especially for technology-focussed roles, thereby raising the cost of hiring, training and retaining skilled personnel. In addition, certain economic, market and regulatory conditions and political developments (including Brexit) may reduce the pool of candidates for key management and non-executive roles, including non-executive directors with the right skills, knowledge and experience, or increase the number of departures of existing employees.

Some of the Group's employees are represented by employee representative bodies, including trade unions. Engagement with its employees and such bodies is important to the Group in maintaining good employee relations. Any failure to do so could impact the Group's ability to operate its business effectively.

A failure in the Group's risk management framework could adversely affect  the Group, including its ability to achieve its strategic objectives.
Risk management is an integral part of all of the Group's activities and includes the definition and monitoring of the Group's risk appetite and reporting on the Group's risk exposure and the potential impact thereof on the Group's financial condition. Financial risk management is highly dependent on the use and effectiveness of internal stress tests and models and ineffective risk management may arise from a wide variety of factors, including lack of transparency or incomplete risk reporting, unidentified conflicts or misaligned incentives, lack of accountability control and governance, lack of consistency in risk monitoring and management or insufficient challenges or assurance processes. Failure to manage risks effectively could adversely impact the Group's reputation or its relationship with its clients, shareholders or other stakeholders.

The Group's operations are inherently exposed to conduct risks. These include business decisions, actions or incentives that are not responsive to or aligned with the Group's client needs or do not reflect the Group's customer-focussed strategy, ineffective product management, unethical or inappropriate use of data, outsourcing of customer service and product delivery, the possibility of alleged mis-selling of financial products and mishandling of customer complaints. Some of these risks have materialised in the past and ineffective management and oversight of conduct risks may lead to further remediation and regulatory intervention or enforcement. The Group's businesses are also exposed to risks from employee misconduct including non-compliance with policies and regulations, negligence or fraud (including financial crimes), any of which could result in regulatory fines or sanctions and serious reputational or financial harm to the Group.

Risk Factors

The Group is seeking to embed a strong risk culture across the organisation and has implemented policies and allocated new resources across all levels of the organisation to manage and mitigate conduct risk and expects to continue to invest in its risk management framework. However, such efforts may not insulate the Group from future instances of misconduct and no assurance can be given that the Group's strategy and control framework will be effective. Any failure in the Group's risk management framework could negatively affect the Group and its financial condition through reputational and financial harm and may result in the inability to achieve its strategic objectives for its clients, employees and wider stakeholders.

The Group's operations are subject to inherent reputational risk.
Reputational risk relates to stakeholder and public perceptions of the Group arising from an actual or perceived failure to meet stakeholder expectations due to any events, behaviour, action or inaction by the Group, its employees or those with whom the Group is associated. This includes brand damage, which may be detrimental to the Group's business, including its ability to build or sustain business relationships with clients, and may cause low employee morale, regulatory censure or reduced access to, or an increase in the cost of, funding. Reputational risk may arise whenever there is a material lapse in standards of integrity, compliance, customer or operating efficiency and may adversely affect the Group's ability attract and retain clients. In particular, the Group's ability to attract and retain clients may be adversely affected by, amongst others: negative public opinion resulting from the actual or perceived manner in which the Group or any other member of the RBS Group conducts or modifies its business activities and operations, media coverage (whether accurate or otherwise), employee misconduct, the Group's financial performance, IT systems failures or cyberattacks, the level of direct and indirect government support for RBSG, or the actual or perceived practices in the banking and financial industry in general, or a wide variety of other factors.

Modern technologies, in particular online social networks and other broadcast tools which facilitate communication with large audiences in short time frames and with minimal costs, may also significantly enhance and accelerate the impact of damaging information and allegations.

Although the Group has implemented a Reputational Risk Policy to improve the identification, assessment and management of customers and clients, transactions, products and issues which represent a reputational risk, the Group cannot be certain that it will be successful in avoiding damage to its business from reputational risk.

Economic and political risk
The Group faces market risk as a result of increased political and economic risks and uncertainty in the UK and global markets.
In the UK, significant economic and political uncertainty surrounds the terms of and timing of Brexit. (See also, 'Uncertainties surrounding the UK's withdrawal from the European Union may adversely affect the Group'.) In addition, were there to be a change of UK Government as a result of a general election, the Group may face new risks as a result of a change in government policy, including more direct intervention by the UK Government in financial markets, the regulation and ownership of public companies and the extent to which the government exercises its rights as a shareholder of the RBS Group. This could affect, in particular, the structure, strategy and operations of the RBS Group (including the Group) and may negatively impact the Group's operational performance and financial results.

The RBS Group faces additional political uncertainty as to how the Scottish parliamentary process (including, as a result of any second Scottish independence referendum) may impact the Group. RBSG and a number of other RBS Group entities (including the Bank) are headquartered and incorporated in Scotland. Any changes to Scotland's relationship with the UK or the EU (as an indirect result of Brexit or other developments) would impact the environment in which the RBS Group and its subsidiaries operate, and may require further changes to the RBS Group (including the Group's structure), independently or in conjunction with other mandatory or strategic structural and organisational changes which could adversely impact the Group.

Actual or perceived difficult global economic conditions can create challenging economic and market conditions and a difficult operating environment for the Group's businesses and its clients and counterparties, thereby affecting its financial performance.

The value of the Group's financial instruments may be materially affected by market risk, including as a result of market fluctuations. Market volatility, illiquid market conditions and disruptions in the credit markets may make it extremely difficult to value certain of the Group's financial instruments, particularly during periods of market displacement which could cause a decline in the value of the Group's financial instruments, which may have an adverse effect on the Group's results of operations in future periods, or inaccurate carrying values for certain financial instruments. Similarly, the Group trades a considerable amount of financial instruments (including derivatives) and volatile market conditions could result in a significant decline in the Group's net trading income or result in a trading loss.

In addition, financial markets are susceptible to severe events evidenced by rapid depreciation in asset values, which may be accompanied by a reduction in asset liquidity. Under these extreme conditions, hedging and other risk management strategies may not be as effective at mitigating trading losses as they would be under more normal market conditions. Moreover, under these conditions, market participants are particularly exposed to trading strategies employed by many market participants simultaneously and on a large scale, increasing the Group's counterparty risk. The Group's risk management and monitoring processes seek to quantify and mitigate the Group's exposure to more extreme market moves. However, severe market events have historically been difficult to predict and the Group could realise significant losses if extreme market events were to occur.

The outlook for the global economy over the medium-term remains uncertain due to a number of factors including: trade barriers and the increased possibility of trade wars, widespread political instability, an extended period of low inflation and low interest rates, and global regional variations in the impact and responses to these factors. Such conditions could be worsened by a number of factors including political uncertainty or macro-economic deterioration in the Eurozone, China or the US, increased instability in the global financial system and concerns relating to further financial shocks or contagion (for example, due to economic concerns in emerging markets), market volatility or fluctuations in the value of the pound sterling, new or extended economic sanctions, volatility in commodity prices or concerns regarding sovereign debt. This may be compounded by the ageing demographics of the populations in the markets that the Group serves, or rapid change to the economic environment due to the adoption of technology and artificial intelligence. Any of the above developments could impact the Group directly (for example, as a result of credit losses) or indirectly (for example, by impacting global economic growth and financial markets and the Group's clients and their banking needs).

In addition, the Group is exposed to risks arising out of geopolitical events or political developments, such as trade barriers, exchange controls, sanctions and other measures taken by sovereign governments that may hinder economic or financial activity levels.

Risk Factors

Furthermore, unfavourable political, military or diplomatic events, including secession movements or the exit of other member states from the EU, armed conflict, pandemics and widespread public health crises, state and privately sponsored cyber and terrorist acts or threats, and the responses to them by governments and markets, could negatively affect the business and performance of the Group.

Uncertainties surrounding the UK's withdrawal from the European Union may adversely affect the Group.
Following the EU Referendum in June 2016, and pursuant to the exit process triggered under Article 50 of the Treaty on European Union in March 2017, the UK is scheduled to leave the EU on 29 March 2019. The terms of a Brexit withdrawal agreement negotiated by the UK Government were decisively voted against by Parliament on 15 January 2019. The UK Government and Parliament are currently actively engaged in seeking to determine the terms of this departure, including any transition period, and the resulting economic, trading and legal relationships with both the EU and other counterparties currently remain unclear and subject to significant uncertainty.

As it currently stands, EU membership and all associated treaties will cease to apply at 23:00 on 29 March 2019, unless some form of transitional arrangement encompassing those associated treaties is agreed or there is unanimous agreement amongst the UK, other EU member states and the European Commission to extend the negotiation period.

The direct and indirect effects of the UK's exit from the EU and the European Economic Area ('EEA') are expected to affect many aspects of the Group's business and operating environment, including as described elsewhere in these risk factors, and may be material and/or cause a near-term impact on impairments. See also 'The Group faces increased political and economic risks and uncertainty in the UK and global markets'.

The longer term effects of Brexit on the RBS Group's operating environment are difficult to predict, and are subject to wider global macro-economic trends and events, but may significantly impact the Group and its customers and counterparties who are themselves dependent on trading with the EU or personnel from the EU and may result in, or be exacerbated by, periodic financial volatility and slower economic growth, in the UK in particular, but also in Republic of Ireland, Europe and potentially the global economy.

Significant uncertainty exists as to the respective legal and regulatory arrangements under which the Group and its subsidiaries will operate when the UK is no longer a member of the EU (see 'The RBS Group is in the process of seeking requisite permissions to implement its plans for continuity of business impacted by the UK's departure from the EU'). The legal and political uncertainty and any actions taken as a result of this uncertainty, as well as new or amended rules, could have a significant impact on the Group's operations or legal entity structure, including attendant restructuring costs, level of impairments, capital requirements, regulatory environment and tax implications and as a result may adversely impact the Group's profitability, competitive position, viability, business model and product offering.

The RBS Group is  seeking the requisite permissions to implement its plans for continuity of business impacted by the UK's departure from the EU.
The RBS Group is implementing plans designed to continue its ability to clear euro payments and minimise the impact on the Group's ability to serve non-UK EEA customers in the event that there is an immediate loss of access to the European Single Market on 29 March 2019 (or any alternative date) with no alternative arrangement for continuation of such activities under current rules (also known as 'Hard Brexit'). These plans involve significant changes to the business model and operations of the Bank and the NatWest Markets franchise.

To ensure continued ability to clear Euro denominated payments, the RBS Group is finalising a third-country licence for the Frankfurt branch of National Westminster Bank Plc ('NWB') with the German regulator. In addition, the RBS Group is working to satisfy the conditions of the Deutsche Bundesbank (DBB) for, access to TARGET2 clearing and settlement mechanisms. Satisfying these DBB conditions, which include a country legal opinion, and accessing SEPA, Euro 1 and TARGET2 will allow the RBS Group and the Bank (through the NWB Frankfurt branch) to continue to clear cross-border payments in euros.  The capacity to process these euro payments is a fundamental requirement for the daily operations and customers of all RBS Group franchises, including NatWest Markets. The value of such payments is typically in excess of €50 billion in any one day with more than 300,000 transactions.  This capacity is also critical for management of the RBS Group's euro-denominated central bank cash balances of around €23 billion. The Bank will use the NWB Frankfurt branch to clear its euro payments and has also applied for a third country license to maintain liquidity management and product settlement arrangements.

A draft license has recently been issued for NWB Frankfurt branch which the Group intends to finalise imminently. Once in place, the third country licence branch approvals would each become effective when the UK leaves the EU and the current passporting arrangements cease to apply.  The RBS Group expects to have received the requisite third country licenses and access to SEPA, Euro 1 and TARGET2 ahead of the UK's departure from the EU. However, given the quantum of affected payments and lack of short term contingency arrangements, in the event that such euro clearing capabilities were not in place in time for a Hard Brexit or as required in the future, it could have a material impact on the RBS Group and the Group and its customers.

Additionally, to continue serving most of the RBS Group's EEA customers, the RBS Group has repurposed the banking licence of its Dutch subsidiary, NatWest Markets N.V. ('NWM NV').  As announced on 6 December 2018, the RBS Group has requested court permission for a FSMA transfer scheme to replicate the master trade documentation for NWM Plc's non-UK EEA customers and to transfer certain existing transactions from NWM Plc to NWM NV.  Other transactions are expected to be transferred to NWM NV during 2019 (for example, certain transactions with Corporate and Sovereign customers and larger EEA customers from NWM Plc, and certain Western European corporate business from National Westminster Bank Plc). The volume and pace of business transfers to NWM NV will depend on the terms and circumstances of the UK's exit from the EU, as well as the specific contractual terms of the affected products. NWM NV is expected to become a subsidiary of NWM Plc in 2019 but there is significant uncertainty as to the size and shape of NWM NV due to continued Brexit uncertainty.

These changes to the Group's operating model are costly and require further changes to its business operations and customer engagement. The regulatory permissions from the Dutch and German authorities will be conditional in nature and will require on-going compliance with certain conditions, including maintaining minimum capital level and deposit balances as well as a defined local physical presence going forward; such conditions may be subject to change in the future. Maintaining these permissions and the Group and the RBS Group's access to the euro payment infrastructure will be fundamental to its business going forward and further changes to the Group's business operations may be required.

Risk Factors

The Group expects to face significant risks in connection with climate change and the transition to a low carbon economy.
The risks associated with climate change are subject to rapidly increasing prudential and regulatory, political and societal focus, both in the UK and internationally. Embedding climate risk into the Group's risk framework in line with expected regulatory expectations, and adapting the Group's operation and business strategy to address both the risks of climate change and the transition to a low carbon economy are likely to have a significant impact on the Group.

Multilateral and UK Government undertakings to limit increases in carbon emissions in the near and medium term will require widespread levels of adjustment across all sectors of the economy, with some sectors such as property, energy, infrastructure (including transport) and agriculture likely to be particularly impacted. The nature and timing of the far-reaching commercial, technological and regulatory changes that this transition will entail are currently uncertain but the impact of such changes may be disruptive, especially if such changes do not occur in an orderly or timely manner or are not effective in reducing emissions sufficiently. Furthermore, the nature and timing of the manifestation of the physical risks of climate change (which include more extreme specific weather events such as flooding and heat waves and longer term shifts in climate) are also uncertain, and their impact on the economy is predicted to be more acute if carbon emissions are not reduced on a timely basis or to the requisite extent. The potential impact on the economy includes, but is not limited to, lower GDP growth, significant changes in asset prices and profitability of industries, higher unemployment and the prevailing level of interest rates.

UK and international regulators are actively seeking to develop new and existing regulations that are directly and indirectly focussed on climate change and the associated financial risks. Such new regulations are being developed in parallel with an increasing market focus on the risks associated with climate change. In October 2018, the Group's prudential regulator, the PRA published a draft supervisory standard which sets forth an expectation that regulated entities adopt a Board-level strategic approach to managing and mitigating the financial risks of climate change and embed the management of them into their governance frameworks, subject to existing prudential regulatory supervisory tools (including stress testing and individual and systemic capital requirements). Climate risk is also subject to various legislative actions and proposals by, among others, the European Commission's Sustainable Finance initiative that focuses on incorporating climate risk into its financial policy frameworks, including proposals (e.g., through amendments to MiFID II) for institutional investors (including pension funds) to consider and disclose climate risk criteria as part of their investment decision, and also proposals to consider changes to RWA methodologies. Furthermore, credit ratings agencies are increasingly taking into account environmental, social and governance ('ESG') factors, including climate risk, as part of the credit ratings analysis, as are investors in their investment decisions.

If the Group does not adequately embed climate risk into its risk framework to appropriately measure, manage and disclose the various financial and physical risks it faces associated with climate change, or fails to adapt its strategy and business model to the changing regulatory requirements and market expectations on a timely basis, it may have a material and adverse impact on the Group's  level of business growth, its competitiveness, profitability, prudential capital requirements, credit ratings, cost of funding, results of operation and financial condition.

Continued low interest rates have affected and will continue to affect the Group's business and results.
Interest rate risk exists for the Group, as monetary policy has been accommodative in recent years, including as a result of certain policies implemented by the Bank of England and HM Treasury such as the Term Funding Scheme, which have helped to support demand at a time of pronounced fiscal tightening and balance sheet repair. However, there remains considerable uncertainty as to the direction of interest rates and pace of change, as set by the Bank of England and other major central banks. Continued sustained low or negative interest rates could adversely affect the Group's profitability and prospects. In addition, a continued period of low interest rates and flat yield curves has affected and may continue to affect the interest rate margin realised between lending and borrowing costs.

Conversely, while increases in interest rates may support Group income, sharp increases in interest rates could lead to generally weaker than expected growth, or even contracting GDP, reduced business confidence, higher levels of unemployment or underemployment and adverse changes to levels of inflation.

Changes in foreign currency exchange rates may affect the Group's results and financial position.
Following changes to the RBS Group's structure as a result of implementation of the UK ring-fencing regime, the Group has become the markets business for the RBS Group, and is engaged principally in providing financing, risk management and trading solutions to global customers across Europe, the USA and Asia. The Group is required to issue instruments in foreign currencies that assist in meeting the Group's minimum requirements for own funds and eligible liabilities ('MREL'). In its day-to-day operations, the Group maintains policies and procedures designed to manage the impact of exposures to fluctuations in currency rates. Nevertheless, changes in currency rates, particularly in the sterling-US dollar and euro-sterling exchange rates, can adversely affect the value of assets, liabilities (including the total amount of MREL eligible instruments), income, RWAs, capital base and expenses and the reported earnings of the Bank's UK and non-UK subsidiaries and may affect the Group's reported consolidated financial condition, capital ratios or its income from foreign exchange dealing.

Decisions of major central banks (including by the Bank of England, the ECB and the US Federal Reserve) and political or market events (including in respect of Brexit), which are outside of the Group's control, may lead to sharp and sudden variations in foreign exchange rates.

HM Treasury (or UKGI on its behalf) could exercise a significant degree of influence over the RBS Group.
In its November 2018 Autumn Budget, the UK Government announced its intention to continue the process of privatisation of RBSG and to carry out a programme of sales of RBSG ordinary shares with the objective of selling all of its remaining shares in RBSG by 2023-2024. On 5 June 2018, the UK Government (via HM Treasury and UK Government Investments Limited ('UKGI')) disposed of approximately 7.7% of its stake in RBSG. As of 31 December 2018, the UK Government held 62.3% of the issued ordinary share capital of RBSG. There can be no certainty as to the continuation of the sell-down process or the timing or extent of such sell-downs.

UKGI manages HM Treasury's shareholder relationship with the RBSG and, although HM Treasury has indicated that it intends to respect the commercial decisions of the RBS Group and that the RBS Group entities (including the Group) will continue to have its own independent board of directors and management team determining their own strategy, its position as a majority shareholder (and UKGI's position as manager of this shareholding) means that HM Treasuryor UKGI could exercise a significant degree of influence over, among other things, the election of directors and appointment of senior management, the RBS Group's (including the Group's) capital strategy, dividend policy, remuneration policy or the conduct of the RBS Group's (including the Group's) operations, and HM Treasury's approach depends on government policy, which could change, including as a result of a general election. The exertion of such influence over RBS Group could in turn have an adverse effect on the governance or business strategy of the Group.

Risk Factors

Legal, regulatory and conduct risk
The Group's businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect the Group.
The Group is subject to extensive laws, regulations, corporate governance practice and disclosure requirements, administrative actions and policies in each jurisdiction in which it operates. Many of these have been introduced or amended recently and are subject to further material changes, which may increase compliance and conduct risks. The Group expects government and regulatory intervention in the financial services industry to remain high for the foreseeable future.

In recent years, regulators and governments have focussed on reforming the prudential regulation of the financial services industry and the manner in which the business of financial services is conducted. Among others, measures have included: enhanced capital, liquidity and funding requirements, implementation of the UK ring-fencing regime, implementation and strengthening of the recovery and resolution framework applicable to financial institutions in the UK, the EU and the US, financial industry reforms (including in respect of MiFID II), enhanced data privacy and IT resilience requirements, enhanced regulations in respect of the provision of 'investment services and activities', enhanced regulations in respect of the provision of 'investment services and activities', and increased regulatory focus in certain areas, including conduct, consumer protection regimes, anti-money laundering, anti-bribery, anti-tax evasion, payment systems, sanctions and anti-terrorism laws and regulations.  This has resulted in the Group facing greater regulation and scrutiny in the UK, the US and other countries in which it operates.

In addition, there is significant oversight by competition authorities of the markets which the Group operates in. The competitive landscape for banks and other financial institutions in the UK, the rest of Europe and the US is rapidly changing. Recent regulatory and legal changes have and may continue to result in new market participants and changed competitive dynamics in certain key areas.

Recent regulatory changes, proposed or future developments and heightened levels of public and regulatory scrutiny in the UK,

Europe and the US have resulted in increased capital, funding and liquidity requirements, changes in the competitive landscape, changes in other regulatory requirements and increased operating costs, and have impacted, and will continue to impact, product offerings and business models. In particular, the RBS Group is required to comply with regulatory requirements in respect of the implementation of the UK ring-fencing regime and to ensure operational continuity in resolution; the steps required to ensure such compliance entail significant costs, and also impose significant operational, legal and execution risk. Serious consequences could arise should the RBS Group be found to be non-compliant with such regulatory requirements. Such changes may also result in an increased number of regulatory investigations and proceedings and have increased the risks relating to the Group's ability to comply with the applicable body of rules and regulations in the manner and within the time frames required.

Any of these developments (including any failure to comply with new rules and regulations) could have a significant impact on the Group's authorisations and licenses, the products and services that the Group may offer, its reputation and the value of its assets, the Group's operations or legal entity structure, and the manner in which the Group conducts its business. Areas in which, and examples of where, governmental policies, regulatory and accounting changes and increased public and regulatory scrutiny could have an adverse impact (some of which could be material) on the Group include, but are not limited to, those set out above as well as the following:
●     general changes in government, central bank, regulatory or competition policy, or changes in regulatory regimes that may influence investor decisions in the markets in which the Group operates;
●     amendments to the framework or requirements relating to the quality and quantity of regulatory capital to be held by the Group as well as liquidity and leverage requirements, either on a solo, consolidated or subgroup level;
●     changes to the design and implementation of national or supranational mandated recovery, resolution or insolvency regimes or the implementation of additional or conflicting loss-absorption requirements, including those mandated under UK rules, the BRRD, MREL or by the Financial Stability Board's ('FSB') recommendations on total loss-absorbing    capacity ('TLAC');
●     rules and regulations relating to, and enforcement of, anti-corruption, anti-bribery, anti-money laundering, anti-terrorism, sanctions, anti-tax evasion or other similar regimes;
●     the imposition of additional restrictions on the Group's ability to compensate its senior management and other employees and increased responsibility and liability rules applicable to senior and key employees;
●     rules relating to foreign ownership, expropriation, nationalisation and confiscation of assets;
●     changes to corporate practice and disclosure governance requirements, senior manager responsibility, corporate structures and conduct of business rules;
●     financial market infrastructure reforms establishing new rules applying to investment services, short selling, market abuse, derivatives markets and investment funds;
●     new or increased regulations relating to customer data and privacy protection as well as IT controls and resilience, including the GDPR;
●     the introduction of, and changes to, taxes, levies or fees applicable to the Group's operations, such as the imposition of a financial transaction tax, changes in the scope and administration of the Bank Levy, changes in tax rates, increases in the bank corporation tax surcharge in the UK, restrictions on the tax deductibility of interest payments or further restrictions imposed on the treatment of carry-forward tax losses that reduce the value of deferred tax assets and require increased payments of tax;
●     laws and regulations in respect of climate change and sustainable finance (including ESG) considerations; and
●     other requirements or policies affecting the Group and its profitability or product offering, including through the imposition of increased compliance obligations or obligations which may lead to restrictions on business growth, product offerings, or pricing.

Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations, including contradictory or conflicting laws, rules or regulations by key regulators or policymakers in different jurisdictions, or failure by the Group to comply with such laws, rules and regulations, may adversely affect the Group's business and results. In addition, uncertainty and insufficient international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect the Group's ability to engage in effective business, capital and risk management planning.

Risk Factors

The Group is subject to a number of legal, regulatory and governmental actions and investigations as well as associated remedial undertakings, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on the Group.
The Group's operations are diverse and complex and it operates in legal and regulatory environments that expose it to potentially significant legal proceedings, and civil and criminal regulatory and governmental actions. The Group has settled a number of legal and regulatory actions over the past several years but continues to be, and may in the future be, involved in such actions in the US, the UK, Europe and other jurisdictions.

The Group is subject to a number of ongoing reviews, investigations and proceedings (both formal and informal) by governmental law enforcement and other agencies and litigation proceedings, relating to, among other matters, the offering of securities, conduct in the foreign exchange market, the setting of benchmark rates such as LIBOR and related derivatives trading, the issuance, underwriting, and sales and trading of fixed-income securities (including government securities), product mis-selling, customer mistreatment, anti-money laundering, antitrust and various other compliance issues. See also, 'Litigation, investigations and reviews' of Note 9 on page 19 of this document for details of these matters. Legal and regulatory actions are subject to many uncertainties, and their outcomes, including the timing, amount of fines or settlements or the form of any settlements, which may be material and in excess of any related provisions, are often difficult to predict, particularly in the early stages of a case or investigation, and the Group's expectations for resolution may change.

Adverse outcomes or resolution of current or future legal or regulatory actions and associated remedial undertakings could result in restrictions or limitations on the Group's operations, and could adversely impact the Group's capital position or its ability to meet regulatory capital adequacy requirements. Failure to comply with undertakings made by the Group to its regulators may result in additional measures or penalties being taken against the Group.

The Group may not effectively manage the transition of LIBOR and other IBOR rates to alternative risk free rates.
UK and international regulators are driving a transition from the use of interbank offer rates (IBOR's), including LIBOR, to alternative risk free rates (RFRs). In the UK, the FCA has asserted that they will not compel LIBOR submissions beyond 2021, thereby jeopardising its continued availability, and have strongly urged market participants to transition to RFRs, as has the CFTC and other regulators in the United States. The Group has significant exposure to IBORs primarily on its derivatives and legacy securities. Until there is market acceptance on the form of alternative RFRs for different products, the legal mechanisms to effect transition cannot be confirmed, and the impact cannot be determined nor any associated costs accounted for. The transition and uncertainties around the timing and manner of transition to RFRs represent a number of risks for the Group, its clients and the financial services industry more widely. These include risks related to: legal risks (as changes may be required to documentation for new or existing transactions); financial risks (which may arise from any changes in valuation of financial instruments linked to benchmarks rates and may impact the Group's cost of funds and its risk management related financial models); pricing risks (such as changes to benchmark rates could impact pricing mechanisms on certain instruments); operational risks (due to the potential requirement to adapt IT systems, trade reporting infrastructure and operational processes); and conduct risks (which may relate to communication regarding the potential impact on customers, and engagement with customers during the transition period).

It is therefore currently difficult to determine to what extent the changes will affect the Group, or the costs of implementing any relevant remedial action. Uncertainty as to the nature of such potential changes, alternative reference rates or other reforms and as to the continuation of LIBOR or EURIBOR may adversely affect financial instruments using LIBOR or EURIBOR as benchmarks. The implementation of any alternative RFRs may be impossible or impracticable under the existing terms of such financial instruments and could have an adverse effect on the value of, return on and trading market for such financial instruments.

Changes in tax legislation or failure to generate future taxable profits may impact the recoverability of certain deferred tax assets recognised by the Group.
In accordance with IFRS, the Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and offsetting allowable losses.

In addition, the Group's interpretation or application of relevant tax laws may differ from those of the relevant tax authorities and provisions are made for potential tax liabilities that may arise on the basis of the amounts expected to be paid to tax authorities. The amounts ultimately paid may differ materially from the amounts provided depending on the ultimate resolution of such matters.

Forward-looking statements

Cautionary statement regarding forward-looking statements
Certain sections in this document contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions.

In particular, this document includes forward-looking statements relating, but not limited to: future profitability and performance, including financial performance targets such as return on tangible equity; cost savings and targets, including cost:income ratios; litigation and government and regulatory investigations, including the timing and financial and other impacts thereof; the continuation of the Group's balance sheet reduction programme, including the reduction of risk-weighted assets (RWAs) and the timing thereof; capital and strategic plans and targets; capital, liquidity and leverage ratios and requirements, including CET1 Ratio, RWA equivalents (RWAe), Pillar 2 and other regulatory buffer requirements, minimum requirement for own funds and eligible liabilities, and other funding plans; funding and credit risk profile; capitalisation; portfolios; net interest margin; customer loan and income growth; the level and extent of future impairments and write-downs, including with respect to restructuring and remediation costs and charges; and the Group's exposure to political risk, economic risk, climate change risk, operational risk, conduct risk, cyber and IT risk and credit rating risk and to various types of market risks, including interest rate risk, foreign exchange rate risk and commodity and equity price risk; customer experience including our Net Promotor Score (NPS); employee engagement and gender balance in leadership positions.

Limitations inherent to forward-looking statements
These statements are based on current plans, estimates, targets and projections, and are subject to significant inherent risks, uncertainties and other factors, both external and relating to the RBS Group and the Group's strategy or operations, which may result in the Group being unable to achieve the current targets, predictions, expectations and other anticipated outcomes expressed or implied by such forward-looking statements. In addition, certain of these disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations, including assumptions and estimates made by management. By their nature, certain of these disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated. Accordingly, undue reliance should not be placed on these statements. Forward-looking statements speak only as of the date we make them and we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Important factors that could affect the actual outcome of the forward-looking statements
We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements we describe in this document including in the risk factors set out in the Group's 2018 Annual Report and Accounts and other risk factors and uncertainties discussed in this document. These include the significant risks presented by: financial resilience risk (including in respect of: the implementation of the UK ring-fencing regime and its impact on the Bank; the Group's reliance on access to global capital markets to meet its funding commitments; the ability of the Group to meet prudential regulatory requirements for capital and liquidity and to manage its capital, liquidity and funding effectively; the Group's ability to meet targets and generate sustainable returns; changes in the credit ratings of RBSG, any of its subsidiaries or any of its respective debt securities; the highly competitive markets in which the Group operates; the RBS Group's ability to meet requirements of regulatory stress tests; deteriorations in borrower and counterparty credit quality; possible losses or the requirement to maintain higher levels of capital as a result of limitations or failure of various models; sensitivity of the Group's financial statements to underlying accounting policies, judgements, assumptions and estimates; and changes in applicable accounting policies or rules; the value and effectiveness of any credit protection purchased by the Group; and the application of UK statutory stabilisation or resolution powers), operational and IT resilience risk (including in respect of: the Group being subject to cyberattacks; operational risks inherent in the Group's business; the Group's operations being highly dependent on its IT systems; the Group relying on attracting, retaining, developing and remunerating senior management and skilled personnel and maintaining good employee relations; the Group's risk management framework; and reputational risk), economic and political risk (including in respect of: increased political and economic risks and uncertainty in the UK and global markets; uncertainties surrounding the UK's withdrawal from the European Union; climate change and the transition to a low carbon economy; continued low interest rates; changes in foreign currency exchange rates; and HM Treasury's ownership of RBSG and the possibility that it may exert a significant degree of influence over the RBS Group), and legal, regulatory and conduct risk (including in respect of: the Group's businesses being subject to substantial regulation and oversight; legal, regulatory and governmental actions and investigations; the replacement of LIBOR, EURIBOR and other benchmark rates; and changes in tax legislation).

The forward-looking statements contained in this document speak only as at the date hereof, and the Group does not assume or undertake any obligation or responsibility to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicit of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Legal Entity Identifier: RR3QWICWWIPCS8A4S074

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 15 February 2019

NATWEST MARKETS Plc (Registrant)

By: /s/ Mark Stevens

Name: Mark Stevens
Title: Assistant Secretary